FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2003.

Total number of pages: 91.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number

1. [Financial Highlights-Year ended March 2003]	4

2. [Consolidated Results of Operations (US GAAP) Fourth quarter, fiscal year ended March 2003]	58

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Director

Date:	May 1, 2003

April 30, 2003

Financial Highlights – Year ended March 2003

We are pleased to report the following consolidated financial highlights based on consolidated financial information under US GAAP for the year ended March 2003.

For further information, please contact:

Koichi Ikegami

General Manager

Investor Relations Department

Nomura Group Headquarters

Nomura Securities Co., Ltd.

9-1 Nihonbashi 1-chome, Chuo-ku

Tokyo 103-8011, Japan

TEL: +813-3211-1811

Financial Summary For the Year Ended March 31, 2003

Date:	April 30, 2003
Company name (code number):	Nomura Holdings, Inc. (8604)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Amsterdam, Singapore
Representative:	Nobuyuki Koga
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Koichi Ikegami
General Manager, Investor Relations Department, Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811
URL(http://www.nomura.com)

(1)	Operating Results

	For the year ended March 31 2003	For the year ended March 31 2002
	(yen amounts in millions, except per share data)
Total revenue	¥840,919	¥1,825,399
change from the year ended March 31, 2002	(53.9%)
Net revenue	¥566,274	¥1,321,351
change from the year ended March 31, 2002	(57.1%)
Income before income taxes	¥47,409	¥172,972
change from the year ended March 31, 2002	(72.6%)
Net income	¥119,913	¥168,046
change from the year ended March 31, 2002	(28.6%)
Basic net income per share	¥61.26	¥85.57
Diluted net income per share	¥61.26	¥85.32
Return on shareholders’ equity	7.4%	11.1%
Equity in earnings of affiliates	(¥3,013)	(¥6,012)
Average number of shares outstanding	1,957,316 thousand	1,963,881 thousand

(2)	Financial Position

	At March 31 2003	At March 31 2002
	(yen amounts in millions, except per share data)
Total assets	¥21,169,446	¥17,758,273
Shareholders’ equity	¥1,642,328	¥1,604,929
Shareholders’ equity as a percentage of total assets	7.8%	9.0%
Book value per share	¥846.40	¥816.48
Numbers of shares outstanding	1,940,364 thousand	1,965,674 thousand

(3)	Scope of consolidation and equity method application

Number of consolidated subsidiaries    113

Number of affiliated companies, which were accounted for by the equity method    13

(4)	Movement in the scope of consolidation and equity method application for this period

Number of consolidation                         Inclusion 13    Exclusion    4

Number of equity method application     Inclusion 4      Exclusion    1

Nomura provides investment, financing and related services in the capital markets on a global basis, and in the capital markets there exist various uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, releases its results on a more frequent quarterly basis, and does not present earnings forecasts.

NOMURA HOLDINGS, INC.

FINANCIAL HIGHLIGHTS

(UNAUDITED)

			% Change	Translation into U.S. dollars
	For the year ended/ as of
	March 31, 2002 (A)	March 31, 2003 (B)	(B) vs. (A)	March 31, 2003
	(yen and dollar amounts in millions, except per share data)
FOR THE PERIOD ENDED			%
Total revenue	¥1,825,399	¥840,919	(53.9)	$7,122
Net revenue	1,321,351	566,274	(57.1)	4,796
Non-interest expenses	1,148,379	518,865	(54.8)	4,394
Income before income taxes	172,972	47,409	(72.6)	402
Income before cumulative effect of accounting change	168,046	10,114	(94.0)	86
Cumulative effect of accounting change	—	109,799	—	930
Net income	168,046	119,913	(28.6)	1,016
Per share data :
Basic-
Income before cumulative effect of accounting change	85.57	5.17	(94.0)	0.04
Cumulative effect of accounting change	—	56.09	—	0.48
Net income	85.57	61.26	(28.4)	0.52
Diluted-
Income before cumulative effect of accounting change	85.32	5.17	(93.9)	0.04
Cumulative effect of accounting change	—	56.09	—	0.48
Net income	85.32	61.26	(28.2)	0.52
Cash dividends	15.00	15.00		0.13
Return on equity (ROE):	11.1%	7.4%

AT PERIOD-END
Total Assets	¥17,758,273	¥21,169,446		$179,296
Shareholders’ equity	1,604,929	1,642,328		13,910
Per share data :
Shareholders’ equity	816.48	846.40		7.17

Results of Operations

Financial Overview

The following table provides selected consolidated income statement information for the years indicated.

	Millions of yen
	Year ended March 31,
	2002	2003
Non-interest revenue	¥1,324,858	¥438,995
Net interest revenue	(3,507)	127,279

Net revenue	1,321,351	566,274
Non-interest expenses	1,148,379	518,865

Income before income taxes	172,972	47,409
Income tax expense	4,926	37,295
Cumulative effect of accounting change (1)	—	109,799

Net income	¥168,046	¥119,913

Return on equity (ROE)	11.1%	7.4%

(Note 1) Cumulative effect of accounting change represents writing off the remaining unamortized negative goodwill associated with the acquisition of Nomura Asset Management Co., Ltd.

Nomura Holdings, Inc. and its consolidated subsidiaries (“Nomura”) reported net revenue of ¥ 566 billion for the year ended March 31, 2003, a decrease of ¥ 755 billion or 57% from ¥ 1,321 billion for the year ended March 31, 2002. Non-interest expenses were ¥ 519 billion for the year ended March 31, 2003, a decrease of ¥ 630 billion or 55% over the prior year.

The decline in net revenues and non-interest expenses is primarily due to the fact that the results of operations for the year ended March 31, 2002 include the consolidated results of Principal Finance Group (“PFG”) entities, which were contributed to a limited partnership on March 27, 2002 in exchange for a limited partnership interest and, accordingly are not consolidated with our results of operations for the year ended March 31, 2003. PFG accounted for ¥ 459 billion of net revenues and ¥ 484 billion of non-interest related expenses for the year ended March 31, 2002.

Income before income taxes and net income were ¥ 47 billion and ¥ 120 billion, respectively, for the year ended March 31, 2003. This compares to income before income taxes and net income of ¥ 173 billion and ¥ 168 billion respectively for the prior year.

Total assets were approximately ¥ 21.2 trillion at March 31, 2003, an increase of approximately ¥ 3.4 trillion from March 31, 2002 and total shareholders’ equity increased by ¥ 37.4 billion from March 31, 2002 to approximately ¥ 1.6 trillion at March 31, 2003. Nomura’s return on equity was 7.4% for the year ended March 31, 2003.

Business Segments

Operating Results of Domestic Retail

	Millions of yen
	Year ended March 31,
	2002	2003
Non-interest revenue	¥226,156	¥246,938
Net interest revenue	2,949	2,313

Net revenue	229,105	249,251
Non-interest expenses	208,621	213,562

Income before income taxes	¥20,484	¥35,689

Domestic Retail has further strengthened its capabilities to provide personalized investment consultation services with customers in order to meet their various investment needs in the current low interest rate environment. Net revenue increased by 9% from ¥229,105 million for the year ended March 31, 2002 to ¥249,251 million for the year ended March 31, 2003, mainly due to an increase in selling commissions from foreign currency bonds and medium term notes. Non-interest expenses increased by 2% from ¥208,621 million for the year ended March 31, 2002 to ¥213,562 million for the year ended March 31, 2003. As a result, Income before income taxes increased by 74% from ¥20,484 million for the year ended March 31, 2002 to ¥35,689 million for the year ended March 31, 2003.

Operating Results of Global Wholesale

	Millions of yen
	Year ended March 31,
	2002	2003
Non-interest revenue	¥385,430	¥196,675
Net interest revenue	54,505	101,794

Net revenue	439,935	298,469
Non-interest expenses	248,657	207,436

Income before income taxes	¥191,278	¥91,033

Global Wholesale has made an effort to manage its business portfolio based on global customers’ order-flow and Fixed Income increased net gain on trading. However, due to continued adverse business circumstances, such as the stagnant Japanese equity markets, Net revenue decreased by 32% from ¥439,935 million for the year ended March 31, 2002 to ¥298,469 million for the year ended March 31, 2003. Non-interest expenses decreased by 17% from ¥248,657 million for the year ended March 31, 2002 to ¥207,436 million for the year ended March 31, 2003. As a result, Income before income taxes decreased by 52% from ¥191,278 million for the year ended March 31, 2002 to ¥91,033 million for the year ended March 31, 2003.

Fixed Income

Net revenue increased by 70% from ¥90,753 million for the year ended March 31, 2002 to ¥153,966 million for the year ended March 31, 2003, mainly due to an increase in net gain on bond trading relating to medium term notes and foreign currency bonds. Non-interest expenses increased by 15% from ¥66,739 million for the year ended March 31, 2002 to ¥76,759 million for the year ended March 31, 2003. As a result, Income before income taxes increased by 222% from ¥24,014 million for the year ended March 31, 2002 to ¥77,207 million for the year ended March 31, 2003.

Equity

Net revenue decreased by 34% from ¥125,076 million for the year ended March 31, 2002 to ¥82,025 million for the year ended March 31, 2003, mainly due to a decrease in customers’ order-flow, such as block trading, resulting from the stagnant Japanese equity markets. Non-interest expenses decreased by 1% from ¥66,475 million for the year ended March 31, 2002 to ¥65,675 million for the year ended March 31, 2003. Income before income taxes decreased by 72% from ¥58,601 million for the year ended March 31, 2002 to ¥16,350 million for the year ended March 31, 2003.

Investment Banking and Merchant Banking

Net revenue decreased by 72% from ¥224,106 million for the year ended March 31, 2002 to ¥62,478 million for the year ended March 31, 2003. Non-interest expenses decreased by 44% from ¥115,443 million for the year ended March 31, 2002 to ¥65,002 million for the year ended March 31, 2003. As a result, Income before income taxes was ¥108,663 million for the year ended March 31, 2002 and Loss before income taxes was ¥2,524 million for the year ended March 31, 2003.

Net revenue for Investment Banking decreased by 22% from ¥88,349 million for the year ended March 31, 2002 to ¥69,125 million for the year ended March 31, 2003, partly due to a decrease in order-flow relating to Japanese equity markets, such as stagnant IPO and PO volume in capital markets, although M&A deals increased. Non-interest expenses for Investment Banking decreased by 2% from ¥57,406 million for the year ended March 31, 2002 to ¥56,374 million for the year ended March 31, 2003. As a result, Income before income taxes for Investment banking activities decreased by 59% from ¥30,943 million for the year ended March 31, 2002 to ¥12,751 million for the year ended March 31, 2003.

Net revenue for Merchant Banking was ¥135,757 million for the year ended March 31, 2002 and (¥6,647) million for the year ended March 31, 2003, because funding costs have been charged for its assets in Europe, although there were exit transactions for this period. Non-interest expenses for Merchant Banking decreased by 85% from ¥58,037 million for the year ended March 31, 2002 to ¥8,628 million for the year ended March 31, 2003. As a result, Income before income taxes for Merchant Banking was ¥77,720 million for the year ended March 31, 2002 and Loss before income taxes was ¥15,275 million for the year ended March 31, 2003.

Operating Results of Asset Management

	Millions of yen
	Year ended March 31,
	2002	2003
Non-interest revenue	¥46,840	¥34,828
Net interest revenue	367	2,232

Net revenue	47,207	37,060
Non-interest expenses	37,031	33,866

Income before income taxes	¥10,176	¥3,194

Net revenue decreased by 21% from ¥47,207 million for the year ended March 31, 2002 to ¥37,060 million for the year ended March 31, 2003, due to a decrease in asset management fees associated with changes in product characteristics of Nomura Bond Fund and a decrease in the outstanding balance of bond investment trusts. Non-interest expenses decreased by 9% from ¥37,031 million for the year ended March 31, 2002 to ¥33,866 million for the year ended March 31, 2003. As a result, Income before income taxes decreased by 69% from ¥10,176 million for the year ended March 31, 2002 to ¥3,194 million for the year ended March 31, 2003.

Other Operating Results

Other operating results include gain (loss) on investment securities, equity in earnings (losses) of affiliates and other financial adjustments. Please refer to Note 6 to the consolidated financial information for a reconciliation of segment results to income statement information. Loss before income taxes in Other decreased from ¥143,397 million for the year ended March 31, 2002 to ¥40,705 million for the year ended March 31, 2003.

We introduced certain methodologies to allocate Headquarters’ expenses to our three business segments effective April 1, 2002. We created global Headquarters accounts and allocate its expenses to business segments according to benefits received by each business segment. The improvement was made to better allocate the expenses based on benefits received by each segment, and it also included allocation of headquarters’ expenses which previously were not allocated to segments. Had we not applied the current allocation methodologies for the year ended March 31, 2003, income before income taxes for Domestic Retail, Global Wholesale and Asset Management would have been ¥42,758 million, ¥99,734 million and ¥3,883 million, respectively.

Financial Position

Total assets at March 31, 2003 were ¥21.2 trillion, up ¥3.4 trillion compared with March 31, 2002, reflecting an increase in trading-related assets. Total liabilities at March 31, 2003 were ¥19.5 trillion, up ¥3.4 trillion, compared with March 31, 2002, reflecting increase in trading-related liabilities. Trading-related balances (assets/liabilities) include trading assets and private equity investments, receivables under resale agreements and securities borrowed transactions, securities pledged as collateral, trading liabilities, payables under repurchase agreements and securities loaned transactions.

Cash and cash equivalents at March 31, 2003 increased by ¥134.6 billion compared with March 31, 2002. Net cash provided by operating activities was ¥34.1 billion, due mainly to a decrease in net trading-related balances (net of assets and liabilities) and posting income before cumulative effect of accounting change of ¥10.1 billion. Net cash provided by investing activities was ¥134.1 billion because of sales and redemption of investments in equity securities and non-trading debt securities. Net cash used in financing activities was ¥24.6 billion due to payments for repurchase of common stock and cash dividends.

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen		% Change	Translation into millions of U.S. dollars
	For the year ended
	March 31, 2002 (A)	March 31, 2003 (B)	(B) vs. (A)	March 31, 2003
Revenue:
Commissions	¥140,001	¥141,640	1.2%	$1,200
Fees from investment banking	75,255	81,847	8.8	693
Asset management and portfolio service fees	109,985	79,290	(27.9)	672
Net gain on trading	162,228	172,308	6.2	1,459
Interest and dividends	500,541	401,924	(19.7)	3,404
Loss on investments in equity securities	(55,860)	(41,288)	—	(350)
Gain from changes in equity of an affiliated company	3,504	—	—	—
PFG entities product sales	294,931	—	—	—
PFG entities rental income	177,053	—	—	—
Gain on sales of PFG entities	116,324	—	—	—
Gain on private equity investments	232,472	(14,391)	—	(122)
Other	68,965	19,589	(71.6)	166

Total revenue	1,825,399	840,919	(53.9)	7,122
Interest expense	504,048	274,645	(45.5)	2,326

Net revenue	1,321,351	566,274	(57.1)	4,796

Non-interest expenses:
Compensation and benefits	379,540	244,167	(35.7)	2,068
Commissions and floor brokerage	20,962	20,844	(0.6)	177
Information processing and communications	87,252	77,389	(11.3)	655
Occupancy and related depreciation	73,787	57,152	(22.5)	484
Business development expenses	26,652	24,361	(8.6)	206
PFG entities cost of goods sold	200,871	—	—	—
PFG entities expenses associated with rental income	111,529	—	—	—
Other	247,786	94,952	(61.7)	804

	1,148,379	518,865	(54.8)	4,394

Income before income taxes	172,972	47,409	(72.6)	402

Income tax expense:
Current	61,898	25,519	(58.8)	216
Deferred	(56,972)	11,776	—	100

	4,926	37,295	657.1	316

Income before cumulative effect of accounting change	168,046	10,114	(94.0)	86
Cumulative effect of accounting change	—	109,799	—	930

Net income	¥168,046	¥119,913	(28.6)	$1,016

Per share of common stock:
	Yen		% Change	Translation into U.S. dollars
Basic—
Income before cumulative effect of accounting change	¥85.57	¥5.17	(94.0)%	$0.04
Cumulative effect of accounting change	—	56.09	—	0.48

Net income	¥85.57	¥61.26	(28.4)	$0.52

Diluted—
Income before cumulative effect of accounting change	¥85.32	¥5.17	(93.9)	$0.04
Cumulative effect of accounting change	—	56.09	—	0.48

Net income	¥85.32	¥61.26	(28.2)	$0.52

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars
	March 31, 2002	March 31, 2003	March 31, 2003
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥356,635	¥491,237	$4,161
Time deposits	381,038	422,570	3,579
Deposits with stock exchanges and other segregated cash	38,061	41,702	353

	775,734	955,509	8,093

Loans and receivables:
Loans receivable from customers	221,455	257,254	2,179
Loans receivable from other than customers	451,662	179,117	1,517
Receivables from customers	21,191	404,388	3,425
Receivables from other than customers	370,116	311,665	2,639
Receivables under resale agreements and securities borrowed transactions	6,680,001	8,603,170	72,865
Securities pledged as collateral	2,964,276	3,359,807	28,456
Allowance for doubtful accounts	(18,410)	(15,159)	(128)

	10,690,291	13,100,242	110,953

Trading assets and private equity investments:
Securities inventory	4,302,217	5,152,393	43,638
Derivative contracts	293,266	503,417	4,264
Private equity investments	281,774	270,890	2,294

	4,877,257	5,926,700	50,196

Other:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥221,113 million at March 31, 2002, and ¥177,374 million ($1,502 million) at March 31, 2003, respectively)	170,762	184,868	1,566
Lease deposits	74,591	65,211	552
Non-trading debt securities	426,400	270,120	2,288
Investments in equity securities	192,377	138,084	1,170
Investments in and advances to affiliated companies	257,089	223,970	1,897
Deferred tax assets	132,808	112,313	951
Other assets	160,964	192,429	1,630

	1,414,991	1,186,995	10,054

Total assets	¥17,758,273	¥21,169,446	$179,296

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars
	March 31, 2002	March 31, 2003	March 31, 2003
LIABILITIES AND SHAREHOLDERS’ EQUITY
Payables, borrowings and deposits:
Payables to customers	¥729,907	¥180,565	$1,529
Payables to other than customers	182,760	384,910	3,260
Payables under repurchase agreements and securities loaned transactions	8,245,492	10,952,135	92,760
Short-term borrowings	1,689,504	1,497,468	12,683
Time and other deposits received	338,925	256,184	2,170

	11,186,588	13,271,262	112,402

Trading liabilities:
Securities sold but not yet purchased	2,387,847	3,401,715	28,811
Derivative contracts	305,899	487,005	4,125

	2,693,746	3,888,720	32,936

Other liabilities:
Accrued income taxes	50,920	28,608	242
Accrued pension and severance costs	56,109	86,582	733
Other	411,127	296,509	2,511

	518,156	411,699	3,486

Long-term borrowings	1,754,854	1,955,437	16,562

Total liabilities	16,153,344	19,527,118	165,386

Commitments and contingencies (See note 4)
Shareholders’ equity:
Common stock Issued—1,965,919,860 shares at March 31, 2002, and March 31, 2003	182,800	182,800	1,548

Additional paid-in capital	150,979	151,328	1,282

Retained earnings	1,316,221	1,407,028	11,917

Accumulated other comprehensive income
Minimum pension liability adjustment	(24,972)	(41,558)	(352)
Cumulative translation adjustments	(19,685)	(22,329)	(189)

	(44,657)	(63,887)	(541)

	1,605,343	1,677,269	14,206
Less—Common stock held in treasury, at cost—246,075 shares and 25,556,340 shares at March 31, 2002 and March 31, 2003, respectively	(414)	(34,941)	(296)

Total shareholders’ equity	1,604,929	1,642,328	13,910

Total liabilities and shareholders’ equity	¥17,758,273	¥21,169,446	$179,296

NOMURA HOLDINGS, INC.

CONSOLIDATED INFORMATION OF CASH FLOWS

(UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31, 2002	Year ended March 31, 2003	Year ended March 31, 2003
Cash flows from operating activities:
Net income	¥168,046	¥119,913	$1,016
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Cumulative effect of accounting change	—	(109,799)	(930)
Depreciation and amortization	70,042	31,249	265
Loss on investments in equity securities	55,860	41,288	350
Gain on sales of PFG entities	(116,324)	—	—
Loss (gain) on private equity investments	(232,472)	14,391	122
Deferred income tax expense (benefit)	(56,972)	11,776	100
Changes in operating assets and liabilities:
Time deposits	(97,592)	(36,585)	(310)
Deposits with stock exchanges and other segregated cash	10,695	(6,271)	(53)
Trading assets and private equity investments	(854,907)	(1,182,091)	(10,012)
Trading liabilities	(264,355)	1,242,333	10,522
Receivables under resale agreements and securities borrowed transactions	(379,434)	(2,315,743)	(19,614)
Payables under repurchase agreements and securities loaned transactions	363,754	3,236,698	27,413
Loans and other receivables, net of allowance	(107,129)	(590,802)	(5,004)
Time and other deposits received and other payables	3,326	(477,756)	(4,046)
Accrued income taxes, net	6,058	(31,738)	(269)
Other, net	128,020	87,250	739

Net cash provided by (used in) operating activities	(1,303,384)	34,113	289

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(92,168)	(45,235)	(383)
Proceeds from sales of office buildings, land, equipment and facilities	25,762	690	6
Payments for purchases of investments in equity securities	(3,017)	(10,299)	(87)
Proceeds from sales of investments in equity securities	36,621	30,067	254
Business combinations, net of cash acquired	(258,987)	—	—
Cash contributed to private equity investments	(95,720)	—	—
Proceeds from sales of PFG entities	129,469	—	—
Decrease in non-trading debt securities, net	178,869	152,209	1,289
Decrease in other investments and other assets, net	26,989	6,621	56

Net cash provided by (used in) investing activities	(52,182)	134,053	1,135

Cash flows from financing activities:
Increase in long-term borrowings	1,499,309	654,407	5,543
Decrease in long-term borrowings	(966,131)	(324,232)	(2,746)
(Decrease) increase in short-term borrowings, net	696,681	(290,775)	(2,463)
Payments for repurchases of common stock	—	(34,527)	(292)
Payments for cash dividends	(34,352)	(29,485)	(250)

Net cash (used in) provided by financing activities	1,195,507	(24,612)	(208)

Effect of exchange rate changes on cash and cash equivalents	13,018	(8,952)	(76)

Net increase (decrease) in cash and cash equivalents	(147,041)	134,602	1,140
Cash and cash equivalents at beginning of the year	503,676	356,635	3,021

Cash and cash equivalents at end of the year	¥356,635	¥491,237	$4,161

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

(UNAUDITED)

1.    Accounting policies:

Description of business—

Nomura Holdings, Inc. (the “Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government customers on a global basis. Such services include equity and fixed income trading and brokerage, underwriting, distribution, arrangement of distribution and clearance; trading of foreign exchange and futures contracts and other derivatives in a broad range of asset categories, rates and indices; investment banking, real estate, project finance, private equity finance and other corporate finance advisory activities; international merchant banking and other principal investment activities; and asset management, private banking, trust and custody services. The Company began its operations in Japan in 1925.

Basis of presentation—

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest (collectively, the Company and other entities in which it has a controlling financial interest are referred to as “Nomura”).

The Company’s principal subsidiaries include Nomura Securities Co., Ltd., Nomura Securities International, Inc. and Nomura International plc. In addition, the consolidated financial statements include the accounts of the investee companies (“PFG entities”) of the Principal Finance Group (“PFG”) through March 27, 2002, the date such entities were contributed to a limited partnership in exchange for a limited partnership interest. All material intercompany transactions and balances have been eliminated on consolidation.

Investments in 20 to 50 percent owned entities, which are not consolidated, are accounted for using the equity method of accounting and are reported in Investments in and advances to affiliated companies.

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States (“US GAAP”) as applicable to broker-dealers.

Use of estimates—

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument valuations, the outcome of litigation, the recovery of the carrying value of goodwill, the allowance for loan losses, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value of financial instruments—

Financial instruments including derivatives, used in Nomura’s trading activities are recorded at fair value, and unrealized gains and losses are reflected in trading revenues. Fair values are based on listed market prices, where possible. If listed market prices or broker or dealer quotation are not available or if the liquidation of the Nomura’s positions would reasonably be expected to impact market prices, fair value is determined based on valuation pricing models which take into consideration time value and volatility factors which underlie the financial instrument.

Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation models or underlying assumptions could produce different financial results. Changes in the fixed income, equity, foreign exchange and commodity markets will impact Nomura’s estimates of fair value in the future, potentially affecting trading revenues. To the extent financial contracts have extended maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which to base underlying modeling assumptions.

Private equity investments—

In 2002 Nomura reviewed the structure to run the private equity business through its UK based PFG and contributed its investments in certain of its remaining investee companies (“PFG entities”) to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business on March 27, 2002. Terra Firma Investments (GP) Limited (“TFGP”), the general partner of TFCP I, which is independent of Nomura, assumed control of the investments. Accordingly Nomura ceased consolidating the investments on such date. Terra Firma Capital Partners Limited (“TFCPL”) was established by former Nomura employees to advise TFGP in relation to the management of TFCP I as well as the raising and investing of additional capital. With effect from March 27, 2002, Nomura accounts for its limited partnership interest in TFCP I at fair value in accordance with accounting practice for broker-dealers.

As stated above the limited partnership interest in TFCP I is carried at fair value. Corresponding changes in the fair value of the limited partnership interest in TFCP I are included in Gain (loss) on private equity investments. The determination of fair value is significant to Nomura’s financial condition and results of operations and requires management to make judgments based on complex factors.

As the underlying investments are in non-publicly listed companies, there are no external quoted prices available. In place of this, Nomura’s Risk Management unit meets with TFGP, TFCPL and the management teams of the underlying investments to discuss among other things, TFGP’s valuation of the investments, current business performance, actual versus budgeted results, revised full year projections and the status of major initiatives to boost sales, or reduce operating costs. TFGP also provides regular performance reports for each investment. The information obtained from these meetings and reports, together with comparisons made to similar quoted businesses and, in the case of any property based investments, input from external advisors allows Nomura to produce its own estimates of the fair value for each underlying investment.

In estimating fair value, Nomura estimates the price that would be obtained between a willing buyer and a willing seller dealing at arm’s length.

Valuations are typically based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital. The cost of capital is estimated, where possible, by reference to quoted comparables with a similar risk profile. Cash flows are derived from bottom up, detailed projections prepared by management of each respective investment. These projections will reflect the business drivers specific to each investment.

The use of different valuation models, methodologies or assumptions could produce materially different estimates of fair value, which could materially affect the results of operations or statement of financial condition.

Transfers of financial assets—

Nomura accounts for the transfer of financial assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140). This statement requires that Nomura account for the transfer of financial assets, as a sale when Nomura relinquishes control over the asset. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or either receivership), (b) the transferee has the right to pledge or exchange the assets received and (c) the transferor has not maintained effective control over the transferred assets. In connection with these securitization activities, Nomura utilizes special purposes entities principally for (but not limited to) the securitization of commercial and residential mortgages, home equity loans, government and corporate bonds, and lease and trade receivables. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets.

Nomura may retain an interest in the financial assets securities (“Retained Interests”), which may include assets in the form of residual interests in the special purpose entities established to facilitate the securitization. Any Retained Interests would be included in Securities inventory within Nomura’s balance sheet. Nomura records its Securities inventory, including Retained Interests, at fair value with any changes in fair value included in revenues.

Foreign currency translation—

The financial statements of the Company’s subsidiaries outside Japan are measured using their functional currency. All assets and liabilities of foreign subsidiaries are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Cumulative translation adjustments in shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are currently credited or charged to income.

Fee revenue—

Commissions charged for executing brokerage transactions are accrued on a trade date basis and are included in current period earnings. Fees from investment banking include securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Asset management fees are accrued as earned.

Securities inventory and securities sold but not yet purchased—

Trading assets owned and trading liabilities sold but not yet purchased, including contractual commitments arising pursuant to derivatives transactions, are recorded on the consolidated balance sheets on a trade date basis at market or fair value with the related gains and losses recorded in Net gain on trading in the consolidated income statements. Fair value is generally based on quoted market prices and broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement in current market conditions. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to the administrative costs of servicing future cash flow and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

Securities inventory and securities sold but not purchased include options on securities purchased and written, respectively.

Securities financing transactions—

Repurchase and reverse repurchase transactions (“Repo transactions”) principally involve the buying or selling of Government and Government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. The subsidiaries take possession of securities purchased under Repo agreements, value the securities on a daily basis and obtain additional collateral if the value of the securities is not sufficient to protect them in the event of default by the customer. Repo transactions are accounted for as collateralized financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities will be repurchased or resold, as appropriate.

Repo transactions are presented on the accompanying consolidated balance sheets net-by-counterparty, where net presentation is consistent with Financial Accounting Standards Board Interpretation (“FIN”) No. 41, “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.”

Securities borrowed and securities loaned are accounted for as financing transactions. Securities borrowed and securities loaned that are cash collateralized are recorded on the accompanying consolidated balance sheets as the amount of cash collateral advanced or received. Securities borrowed transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized.

On the consolidated balance sheets, all Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities are classified as Securities pledged as collateral in accordance with SFAS 140.

Derivatives—

Trading

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, in its trading activities and in the management of its interest rate, market price and currency exposures.

Those derivative financial instruments used in trading activities are valued at market or estimated fair value with the related gains and losses recorded in Net gain on trading. Unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivative financial instruments are presented in the accompanying consolidated balance sheets on a net-by-counterparty basis where net presentation is consistent with FIN No. 39, “Offsetting of Amounts Related to Certain Contracts.”

Non-trading

In addition to its trading activities, Nomura, as an end user, uses derivative financial instruments to manage its interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities.

These derivative financial instruments are linked to specific assets or specific liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the market or fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Nomura applies fair value hedge accounting to these hedging transactions, and the relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as interest revenue or expenses.

Derivatives that do not meet these criteria are carried at market or fair value and with changes in value included currently in earnings.

Allowance for loan losses—

Loans receivable consist primarily of loans receivable from customers and from other than customers. Loans receivable from customers consist of commercial loans and margin transaction loans. Loans receivable from other than customers mainly represent loans receivable from institutional counterparties in the money markets used for short-term financing.

Allowances for loan losses on loans for margin transactions and loans receivable from other than customers are provided for based primarily on historical loss experience.

Allowances for loan losses on commercial loans reflect management’s best estimate of probable losses. The evaluation includes an assessment of the ability of borrowers to pay by considering various factors such as changes in the nature of the loan, volume of the loan, deterioration of pledged collateral, delinquencies and current financial situation of the borrower.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and, facilities which consist mainly of installations and software are stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are charged currently to income.

Depreciation is generally computed by the declining-balance method and at rates based on estimated useful lives of the each asset according to general class, type of construction and use. Amortization is generally computed by the straight-line method over the estimated useful lives.

Long-lived assets—

In August 2001, the Financial Accounting Standard Board (“FASB”) released SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”. SFAS No. 144 provides the financial accounting and reporting for the impairment or disposal of long-lived assets. Nomura adopted the provisions of SFAS No. 144 in the first quarter ended June 30, 2002. The impact upon adoption was not material.

As required by SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated undiscounted cash flow is less than the carrying amount of the assets, a loss is recognized based on the market or fair value.

Investments in equity securities and non-trading debt securities —

Nomura’s investments in equity securities consist of marketable and non-marketable equity securities which have been acquired for Nomura’s operating purposes and other than operating purposes. For Nomura’s operating purposes, Nomura holds such investments for the long-term in order to promote existing and potential business relationships. In doing so, Nomura is following customary business practices in Japan which, through cross-shareholdings, provide a way for companies to manage their shareholder relationships. Such investments consist mainly of equity securities of various financial institutions such as Japanese commercial banks, regional banks and insurance companies. Nomura also holds securities such as stock exchange membership for other than operating purposes. In accordance with U.S. GAAP for broker-dealers, investments in equity securities for both Nomura’s operating purposes and other than operating purposes are recorded at market or fair value and unrealized gains and losses are recognized currently in income.

Non-trading debt securities are recorded at market or fair value together with the related hedges and the related gains and losses are recorded in Revenue—Other in the consolidated income statements.

Income taxes—

In accordance with SFAS No. 109, “Accounting for Income Taxes,” deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of the assets and liabilities based upon enacted tax laws and rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to Nomura which are deemed more likely than not to be realized.

Stock-based compensation—

At March 31, 2003, Nomura has two stock-based compensation plans. One commenced in August 2000 and the other commenced in August 2002. Prior to March 31, 2002, Nomura accounted for the former plan under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations. In this financial year, Nomura adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and applied the modified prospective method under the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”. Compensation cost recognized in the year ended March 31, 2003 is the same as that which would have been recognized had the recognition provisions of SFAS No. 123 been applied from its original effective date. Results for prior years have not been restated.

Net income per share—

The computation of basic net income per share is based on the average number of shares outstanding during the year. Diluted net income per share reflects the potential dilutive effect of convertible bonds, warrants and stock options.

Cash and cash equivalents—

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks.

Goodwill, intangible assets and negative goodwill—

In June 2001, FASB issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. As a result, the amortization of goodwill and intangible assets with indefinite lives is no longer permitted and these assets must be reviewed annually, or more frequently in certain circumstance, for impairment. Intangible assets that have determinable lives will continue to be amortized over their useful lives and reviewed for impairment. In addition, negative goodwill that arises in a business combination must be written off immediately and Nomura wrote off negative goodwill arising from the acquisition of Nomura Asset Management Co., Ltd. as a cumulative effect of accounting change in the amount of ¥109,799 million ($930 million, net of tax) in this financial year.

New accounting pronouncements—

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The statement specifies the accounting for certain employee termination benefits, contract termination costs and costs to consolidate facilities or relocate employees and is effective for exit and disposal activities initiated after December 31, 2002. Nomura does not consider that the adoption of SFAS No. 146 will have a material effect on Nomura’s financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123.” SFAS No. 148 permits three alternative methods of transition for voluntary change to the fair value-based method of accounting for employee stock-based compensation, namely, the prospective method which applies the fair value-based method for stock-based compensation from the fiscal year of first adoption, modified prospective method which recognizes stock-based compensation cost from the first fiscal year of adoption assuming that fair value-based method had been adopted for all stock-based compensation, and retroactive restatement method which restates for all period from the original effective date of SFAS No. 123. The transition guidance and annual disclosure provision of SFAS No. 148 are effective for fiscal year ending after December 15, 2002.

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. The recognition and measurement provisions of the interpretation apply prospectively to guarantees issued or amended after December 31, 2002. The disclosure provisions are effective with Nomura’s year ended March 31, 2003. Adoption of the recognition and measurement provisions will not have a material effect on Nomura’s financial condition or results of operation.

In January 2003, the FASB issued FIN No. 46, “Consolidation of variable Interest Entities—an Interpretation of ARB No.51.” FIN No.46 provides guidance on the consolidation of certain entities that do not have sufficient equity to cover expected losses or certain entities in which equity holders lack adequate decision-making ability. Such entities are referred to as variable interest entities (“VIEs”), and FIN No. 46 requires a company to consolidate VIEs if the company has interests that give it a majority of the expected losses or a majority of the expected residual returns of the entity. FIN No. 46 is effective immediately for VIEs created after January 31, 2003, and Nomura must apply FIN No. 46 to VIEs created before February 1, 2003 as of the second quarter of year ending March 31, 2004. Nomura is evaluating the impact to financial condition and results of operations by adopting FIN No. 46 in the second quarter of the year ending March 31, 2004.

2.    U.S. dollar amounts:

The U.S. dollar amounts are included solely for convenience and have been translated at the rate of ¥118.07 = US$1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2003. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

3.    Note on retirement benefit:

Outline of retirement benefit plans

The Company and subsidiaries in Japan provide lump-sum severance indemnity, defined benefit pension plans and defined contribution pension plans to employees at retirement. Some overseas subsidiaries provide lump-sum payments to employees at retirement, defined benefit pension plans and defined contribution pension plans.

Retirement benefit liabilities related items stated in Consolidated financial information

(Items related to defined benefit scheme for the Company and domestic subsidiaries)

	Millions of yen		Translation into millions of U.S. dollars
	March 31, 2002	March 31, 2003	March 31, 2003
Items related to retirement benefit liability
Accrued pension and severance cost	¥56,109	¥81,092	$687
Items related to retirement benefit expense
Pension and severance cost	11,229	12,255	104

which is included in “Compensation and benefits” in “Non-interest expenses”

Assumptions used in determining the present value of the projected benefit obligation and net periodic pension and severance costs:

	(%)
	March 31, 2002	March 31, 2003
Discount Rate	2.3	2.0
Rate of expected return on assets	2.6	2.6

4.    Credit commitments and contingencies:

In the normal course of the Company’s subsidiaries’ banking and financing activities, the subsidiaries enter into contractual commitments to extend credit and commitments for note issuance facility; issuance of standby letters of credit and other financial guarantees, which generally have a fixed expiration date. In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee under FIN No. 45. Contractual amounts of these commitments other than derivative contracts, for which the fair values are recorded on the consolidated balance sheets at fair value, at March 31, 2002 and March 31, 2003 were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31, 2002	March 31, 2003	March 31, 2003
Commitments to extend credit and note issuance facility	¥138,599	¥218,862	$1,854
Standby letters of credit and financial guarantees	25,721	23,483	199

5.    Movement of consolidated retained earnings:

	Millions of yen		Translation into millions of U.S. dollars
	For the year ended March 31, 2002	For the year ended March 31, 2003	For the year ended March 31, 2003
Balance at beginning of period	¥1,177,660	¥1,316,221	$11,148
Dividends	(29,485)	(29,106)	(247)
Net income	168,046	119,913	1,016

Balance at end of period	¥1,316,221	¥1,407,028	$11,917

6.    Segment Information-Operating segment:

Business segments’ results for the years ended March 31, 2002 and 2003 are shown in the following table.

	Millions of yen
	Domestic Retail	Global Wholesale	Asset Management	Other (Inc. elimination)	Total
Year ended March 31, 2002
Non-interest revenue	¥226,156	¥385,430	¥46,840	¥11,171	¥669,597
Net interest revenue	2,949	54,505	367	14,422	72,243

Net revenue	229,105	439,935	47,207	25,593	741,840
Non-interest expenses	208,621	248,657	37,031	168,990	663,299

Income (loss) before income taxes	¥20,484	¥191,278	¥10,176	¥(143,397)	¥78,541

Year ended March 31, 2003
Non-interest revenue	¥246,938	¥196,675	¥34,828	¥(2,966)	¥475,475
Net interest revenue	2,313	101,794	2,232	20,939	127,278

Net revenue	249,251	298,469	37,060	17,973	602,753
Non-interest expenses	213,562	207,436	33,866	58,678	513,542

Income (loss) before income taxes	¥35,689	¥91,033	¥3,194	¥(40,705)	¥89,211

	Change (%)
Income (loss) before income taxes Year ended March 31, 2003 vs. 2002	74.2	(52.4)	(68.6)	—	13.6

	Translation into millions of U.S. dollars
Year ended March 31, 2003
Non-interest revenue	$2,091	$1,666	$295	$(25)	$4,027
Net interest revenue	20	862	19	177	1,078

Net revenue	2,111	2,528	314	152	5,105
Non-interest expenses	1,808	1,757	287	497	4,349

Income (loss) before income taxes	$303	$771	$27	$(345)	$756

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/ (loss) before income taxes in “Other”

	Millions of yen		Translation into millions of U.S. dollars
	For the year ended
	March 31, 2002	March 31, 2003	March 31, 2003
Gain on not designated hedging instruments	¥31,435	¥2,065	$17
(Loss)/gain on investment securities	218	(561)	(5)
Equity in losses of affiliates	(9,551)	(3,842)	(33)
Corporate items	(41,730)	(9,356)	(79)
Amortization of goodwill and negative goodwill	13,316	—	—
Impairment loss on investment in an affiliated company	(92,441)	(21,165)	(179)
Multi-employer pension plan	(18,720)	—	—
Profit from changes in equity of an affiliated company	3,504	—	—
Others	(29,428)	(7,846)	(66)

Total	¥(143,397)	¥(40,705)	$(345)

The table below presents reconciliation of the combined segment information included in the table on previous page to reported net revenue and income before income taxes in the consolidated income statement information.

	Millions of yen		Translation into millions of U.S. dollars
	For the year ended
	March 31, 2002	March 31, 2003	March 31, 2003
Net revenue	¥741,840	¥602,753	$5,105
Unrealized loss on investments in equity securities held for relationship purpose	(60,177)	(43,017)	(364)
Effect of consolidation/deconsolidation of the PFG entities and other private equity investee companies	639,688	6,538	55

Consolidated net revenue	¥1,321,351	¥566,274	$4,796

Income before income taxes	¥78,541	¥89,211	$756
Unrealized loss on investments in equity securities held for relationship purpose	(60,177)	(43,017)	(364)
Effect of consolidation/deconsolidation of the PFG entities and other private equity investee companies	154,608	1,215	10

Consolidated income (loss) before income taxes	¥172,972	¥47,409	$402

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

“Commissions received” and “Net gain on trading” consist of the following.

Commissions received

	Millions of yen		% Change	Translation into millions of U.S. dollars
	For the year ended
	March 31, 2002 (A)	March 31, 2003 (B)	(B) vs. (A)	March 31, 2003
Commissions	¥140,001	¥141,640	1.2	$1,200

Brokerage Commissions	97,505	85,157	(12.7)	721
Commissions for Distribution of Investment Trust	26,728	30,507	14.1	258

Fees from Investment Banking	75,255	81,847	8.8	693

Underwriting and Distribution	61,010	62,365	2.2	528
M&A / Financial Advisory Fees	13,383	16,803	25.6	142

Asset Management and Portfolio Service Fees	109,985	79,290	(27.9)	672

Asset Management Fee	100,142	70,181	(29.9)	594

Total	¥325,241	¥302,777	(6.9)	$2,565

Net gain on trading

	Millions of yen		% Change	Translation into millions of U.S. dollars
	For the year ended
	March 31, 2002 (A)	March 31, 2003 (B)	(B) vs. (A)	March 31, 2003
Merchant Banking	¥(6,828)	¥2,779	—	$23
Equity Trading	113,036	35,919	(68.2)	304
Fixed Income and Other Trading	56,020	133,610	138.5	1,132

Total	¥162,228	¥172,308	6.2	$1,459

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen
	For the three months ended
	June 30, 2001	September 30, 2001	December 31, 2001	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002	March 31, 2003
Revenue:
Commissions	¥39,597	¥30,971	¥34,587	¥34,846	¥46,091	¥34,685	¥34,303	¥26,561
Fees from investment banking	14,122	22,907	19,632	18,594	15,632	18,281	16,937	30,997
Asset management and portfolio service fees	29,639	27,765	25,695	26,886	24,190	21,905	17,541	15,654
Net gain on trading	72,780	10,124	47,779	31,545	36,964	29,185	48,340	57,819
Interest and dividends	182,491	129,854	107,405	80,791	91,065	115,848	107,190	87,821
(Loss) profit on investments in equity securities	(1,423)	(41,735)	(13,370)	668	(3,325)	(7,094)	(21,912)	(8,957)
Profit from changes in equity of an affiliated company	—	—	3,504	—	—	—	—	—
PFG entities product sales	86,528	67,565	67,834	73,004	—	—	—	—
PFG entities rental income	28,210	36,643	56,066	56,134	—	—	—	—
Gain on sales of PFG entities	—	—	—	116,324	—	—	—	—
Gain (loss) on private equity investments	—	—	—	232,472	3,037	(5,929)	(1,991)	(9,508)
Other	18,422	19,925	14,878	15,740	3,317	6,401	3,729	6,142

Total revenue	470,366	304,019	364,010	687,004	216,971	213,282	204,137	206,529
Interest expense	180,203	133,342	107,757	82,746	74,305	72,533	71,990	55,817

Net revenue	290,163	170,677	256,253	604,258	142,666	140,749	132,147	150,712

Non-interest expenses:
Compensation and benefits	80,091	96,844	74,773	127,832	63,595	57,688	59,472	63,412
Commissions and floor brokerage	4,891	5,270	5,248	5,553	4,477	5,553	3,564	7,250
Information processing and communications	19,825	20,501	22,543	24,383	18,176	19,233	18,801	21,179
Occupancy and related depreciation	20,671	15,859	15,778	21,479	14,563	14,537	14,118	13,934
Business development expenses	6,029	7,921	5,423	7,279	5,895	7,782	4,823	5,861
PFG entities cost of goods sold	61,387	45,648	46,492	47,344	—	—	—	—
PFG entities expenses associated with rental income	15,040	18,244	36,883	41,362	—	—	—	—
Other	29,358	135,329	31,501	51,598	17,589	13,690	12,379	51,294

	237,292	345,616	238,641	326,830	124,295	118,483	113,157	162,930

Income (loss) before income taxes	52,871	(174,939)	17,612	277,428	18,371	22,266	18,990	(12,218)

Income tax expense (benefit):
Current	15,224	10,168	17,556	18,950	15,100	(1,256)	2,085	9,590
Deferred	11,505	(81,114)	(1,886)	14,523	(4,775)	10,297	1,934	4,320

	26,729	(70,946)	15,670	33,473	10,325	9,041	4,019	13,910

Income (loss) before cumulative effect of accounting change	26,142	(103,993)	1,942	243,955	8,046	13,225	14,971	(26,128)
Cumulative effect of accounting change	—	—	—	—	109,799	—	—	—

Net income (loss)	¥26,142	¥(103,993)	¥1,942	¥243,955	¥117,845	¥13,225	¥14,971	¥(26,128)

	Yen
Per share of common stock:
Basic-
Income (loss) before cumulative effect of accounting change	¥13.32	¥(52.98)	¥0.99	¥124.10	¥4.09	¥6.73	¥7.65	¥(13.46)
Cumulative effect of accounting change	—	—	—	—	55.86	—	—	—

Net income (loss)	¥13.32	¥(52.98)	¥0.99	¥124.10	¥59.95	¥6.73	¥7.65	¥(13.46)

Diluted-
Income (loss) before cumulative effect of accounting change	¥13.30	¥(52.98)	¥0.99	¥123.72	¥4.09	¥6.73	¥7.65	¥(13.46)
Cumulative effect of accounting change	—	—	—	—	55.86	—	—	—

Net income (loss)	¥13.30	¥(52.98)	¥0.99	¥123.72	¥59.95	¥6.73	¥7.65	¥(13.46)

Our Significant Subsidiaries

The following table lists Nomura and its significant subsidiaries, the location of their principal offices and the jurisdictions in which they are organized.

Location/Jurisdiction
Nomura Holdings, Inc.	Tokyo, Japan

Domestic Subsidiaries
Nomura Securities Co., Ltd.	Tokyo, Japan
Nomura Asset Management Co., Ltd.	Tokyo, Japan
The Nomura Trust and Banking Co., Ltd.	Tokyo, Japan
Nomura Babcock and Brown Co., Ltd.	Tokyo, Japan
Nomura Principal Finance Co., Ltd.	Tokyo, Japan
Nomura Investor Relations Co., Ltd.	Tokyo, Japan
The Nomura Fundnet Securities Co., Ltd.	Tokyo, Japan
Nomura Business Services Co., Ltd.	Tokyo, Japan

Overseas Subsidiaries
Nomura Holding America Inc.	New York, United States
Nomura Securities International, Inc.	New York, United States
Nomura Corporate Research and Asset Management Inc.	New York, United States
Nomura Global Financial Products, Inc.	New York, United States

Nomura Europe Holdings plc	London, United Kingdom
Nomura International plc	London, United Kingdom
Nomura Bank (Switzerland) Ltd.	Zurich, Switzerland
Nomura Bank (Deutschland) GmbH	Frankfurt, Germany
Banque Nomura France	Paris, France
Nomura Italia S.I.M. p.A.	Milan, Italy
Nomura Bank (Luxembourg) S.A.	Luxembourg
Nomura Bank International plc	London, United Kingdom

Nomura Asia Holding N.V.	Amsterdam, The Netherlands
Nomura International (Hong Kong) Limited	Hong Kong
Nomura Investment Banking (Middle East) E.C.	Manama, Bahrain
Nomura Singapore Limited	Singapore, Singapore
Nomura Advisory Services (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia
Nomura Australia Limited	Sydney, Australia

PT Nomura Indonesia	Jakarta, Indonesia
Nomura Principal Investment plc	London, United Kingdom
Nomura Global Funding plc	London, United Kingdom
Nomura Europe Finance N.V.	Amsterdam, The Netherlands

Affiliates
Nomura Research Institute, Ltd.
JAFCO Co., Ltd.
Nomura Land and Building Co., Ltd.
Capital Nomura Securities Public Company Limited

Corporate Goals and Principles

Management Policy and Structure of Business Operations

The Nomura Group’s (the Company and its consolidated domestic and foreign subsidiaries excluding private equity investee companies) vision is to establish its status firmly as a “globally competitive Japanese financial institution”. In a Japanese securities market expected to grow rapidly, the Company will seek to realize its vision by strengthening a base in the domestic securities businesses and by consolidating the Nomura Group’s comprehensive capabilities domestically and overseas.

The Company attaches great importance to business management that focuses on shareholder value. The Company intends to maintain an average ROE of 10 to 15% on a consolidated basis (U.S. GAAP) over the medium- to long-term in order to shareholders’ equity.

In executing the business strategy, the Company focuses on business lines, which are linked globally, rather than individual legal entities. Nomura Group’s business lines are comprised of Domestic Retail, Global Wholesale and Asset Management. Global Wholesale consists of four businesses: Fixed Income, Equity, Investment Banking and Merchant Banking.

In the Nomura Group, the Company is establishing a competitive business base by enhancing the professional skills of each of these business lines, while strengthening linkages among these business lines and fully demonstrating the Nomura Group’s comprehensive capabilities.

Dividend Policy

The Company will determine the dividend amount based on the achieved ROE level and the stability of dividend payments while taking into account maintaining sufficient capital to avail itself of developing business opportunities

According to this policy, the Company will propose a 15.0 yen per share dividend at the General Meeting of Shareholders.

As for retained profits, the Company intends to invest in business areas where high profitability and growth are expected, including development and expansion of infrastructure, to increase ROE.

Reduction of the Size of Trading Units

The Company considers reduction of the size of trading units in the Japanese market as an important step in allowing greater access to investors and as conducive to expanding the securities market. The Company will consider such reductions following the revision of the Commercial Code, etc.

Current Challenges

Japan’s economy and securities markets are faced with difficult circumstances. Under such circumstances, the Nomura Group is paying attention to the numerous requests from customers and the market and will focus its accumulated experience, know-how and expertise, both at home and abroad, on providing creative solutions to problems through the capital markets.

In regards to Domestic Retail, the Nomura Group will look to provide products and services focusing on the highest value and the unique needs of every customer and maintain the flexibility and capacity to quickly supply domestic and overseas products, so as to increase the assets entrusted to us by customers. In addition, the Nomura Group will continue its efforts to promote a greater awareness of the importance of the capital markets and the value of the holding of securities financial products among individuals. The Nomura Group will promote a better understanding of the capital markets especially among students in colleges and universities by holding chairs of capital market lectures. Nomura Group will also make contribution to local communities.

In Global Wholesale, the Nomura Group will strengthen participation in industry reorganization, such as M&A, corporate revitalization and finance business for asset mobilization, seen as fields having future growth potential. Accordingly, the Nomura Group will promote a globalization strategy through accommodating the various needs of customers.

Regarding Asset Management, the Nomura Group aims to improve investment performance by establishing a strong management structure that enables it to generate medium- to long-term value-added by concentrating on management systems and strengthening research functions. Also, while expanding the marketing channels and diversifying the product base, the Nomura Group endeavors to increase assets under management and expand revenues.

By demonstrating and promoting the comprehensive capabilities of the Nomura Group, the Company seeks to actively contribute to the revitalization of Japanese corporations and the economy while, at the same time, increasing its own corporate value.

Basic concept of corporate governance, and the status of its implementation

(Basic concept of corporate governance)

The Nomura Group adopted a holding company structure on October 1, 2001 and has taken a series of measures to ensure transparency of management practices. The current Board of Directors of the Company has two outside directors. Also, the Company has established the Advisory Board, made up of business managers of prestigious Japanese corporations, which operate globally, as a consultative body to the Strategic Management Committee, and have established a multi-faceted management structure that incorporates many different perspectives. In addition, the Company established an Executive Compensation Committee to discuss compensation for the directors of the Nomura Group. The members of the committee are composed of one representative director and two outside directors with a key aim of drawing on outside perspectives. Furthermore, the Company was listed on the New York Stock Exchange in December 2001 with enhanced information disclosure.

Under the revised Commercial Code effective on April 1, 2003, the Company and its domestic subsidiaries will adopt the “Committee System” following amendments to the Articles of Incorporation at the General Meeting of Shareholders to be held in June 2003. The adoption of the Committee System conforms to the management reorganization set out above. The Company will establish three committees: a Nomination Committee, a Compensation Committee and an Audit Committee, each of which will have a majority of outside directors, aimed at strengthening management oversight and further improving transparency.

(The status of corporate governance policy implementation)

1)	The status of corporate governance regarding management decision-making, implementation and surveillance, etc. in administrative organization

(1)	The Committee System or the Statutory Auditor System

The Company adopts the statutory auditor system. As described above, the Company will adopt the Committee System upon resolution of the General Meeting of Shareholders to be held in June 2003.

(2)	Appointment of outside directors and statutory auditors

The current management structure of the Company is comprised of ten directors including two outside directors and four statutory auditors including two outside statutory auditors.

(3)	Overview of committees

(i)	Executive Compensation Committee

As described above, the Company has an Executive Compensation Committee whose role it is to discuss compensation for the directors of the Nomura Group. The members of the committee are composed of one representative director and two outside directors.

(ii)	Audit Committee

The Company has an Audit Committee as senior organization of Internal Audit Function to promote fairness of behavior across the Nomura Group and enhance internal audit functioning. The members of the committee are composed of five directors: the President, one outside director and three other directors.

(iii)	Strategic Management Committee

The Strategic Management Committee has been established to contribute to efficient operational execution and smooth management decision-making. It deliberates on important matters related to the Nomura Group management. The members of the committee are composed of a total of nine Nomura Group directors appointed by representative directors and the President of the Company.

(4)	Allocation of full-time staff for the outside directors and statutory auditors

Secretariat of Nomura Securities Co., Ltd. and Office of Statutory Auditors of the Company assist directors and statutory auditors, including the outside directors and auditors, in the execution of their operations.

(5)	Framework for operational execution and auditing

The Board of Directors and the statutory auditors oversee the operation of the directors. As described above, two outside directors and two outside auditors are appointed for oversight to provide a more multi-factored perspective. The framework for operational execution is as noted above in subparagraph (ii) of paragraph (3), “Strategic Management Committee.”

(6)	Internal control and procedures

In the Nomura Group, each Business Line (Global Wholesale, Domestic Retail and Asset Management), each Region and each legal entity has established the internal control and procedures upon advice from the Business Support Lines (such as Risk Management, Treasury, Controller’s, etc.) and from the legal or compliance departments. Each company’s audit division conducts internal audits of the effectiveness of these internal control and procedures, and recommends improvements to management as necessary. The Board of Statutory Auditors of the Company thereupon audits the internal control and procedures of the entire Nomura Group, and the Audit Committee renders assistance to management on reinforcing such procedures.

(7)	Attorneys, accountants and other third parties

Outside attorneys provide, as necessary, advice in regard to important matters related to operations, finance, compliance and others. Shin Nihon & Co., the Company’s independent auditor, as necessary, advises internal control and procedures related to financial reports as well as audits the Company’s financial statements.

2)	Summary of personal, capital, dealing and other conflicts of interest between the Company, its outside directors and outside auditors

None.

3)	Implementation to expand company corporate governance in the recent year

As described above, the Company will adopt the Committee System following resolution at the General Meeting of Shareholders in June 2003. Accordingly, the Company is considering organizational, personnel and other details of the new system.

Unconsolidated Financial Information of Major Consolidated Entities

(UNAUDITED)

The unconsolidated financial information, prepared under Japanese GAAP, is presented for the following entities;

- Nomura Holdings, Inc. Financial Information (Parent Company Only)

- Nomura Securities Co., Ltd. Financial Information

- Nomura Asset Management Co., Ltd. Financial Information

Financial Summary For the Year Ended March 31, 2003

(Unconsolidated)

Date:	April 30, 2003
Company name (code number):	Nomura Holdings, Inc. (8604)
URL(http://www.nomura.com/)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Amsterdam, Singapore
Representative:	Nobuyuki Koga
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Koichi Ikegami
General Manager, Investor Relations Department,
Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811
Number of shares in unit share system:	1,000 shares

(1) Operating Results

(in millions of yen except per share data and percentages)

	Operating Revenue	Operating Income	Ordinary Income
Year Ended March 31, 2003	102,633	10,036	10,742
Year Ended March 31, 2002	269,122	59,336	68,186

	Net Loss	Net Loss per share (Yen)	Fully Diluted Net Loss per share (Yen)	Return on Shareholders’ Equity
Year Ended March 31, 2003	12,825	6.70	—	(0.9)
Year Ended March 31, 2002	37,212	18.94	—	(2.5)

1. Average number of shares issued and outstanding during	the year ended March 31, 2003:	1,958,071,011
	the year ended March 31, 2002:	1,963,873,451
2. Change in accounting method: None

3. On October 1, 2001, the corporate separation date, Nomura Holdings, Inc. (the Company) implemented corporate separation and the operation of the securities and other related businesses was succeeded by Nomura Securities Co., Ltd., the Company’s wholly-owned subsidiary and the Company became a holding company.

The results for the year ended March 2002 include the revenue related to the securities businesses when the Company was engaged in securities business activities (from April 1, 2001 to September 30, 2001). Therefore change between 2002 and 2003 is not presented.

(2) Dividend

	Annual Dividend Per Share			Total Dividend	Payout Ratio	Dividend/ Shareholders Equity
		Interim	Year-end
	Yen	Yen	Yen	(Millions of yen)%		%
Year Ended:
March 31, 2003	15.00	—	15.00	29,116	—	2.2
March 31, 2002	15.00	—	15.00	29,485	—	2.0

(3) Financial Position

(in millions of yen except per share data and percentages)

	Total Assets	Shareholders’ Equity	Shareholders’ Equity/ Total Liabilities and Shareholders’ Equity (%)	Shareholders’ Equity Per Share (Yen)
Year Ended March 31, 2003	2,121,113	1,342,035	63.3	691.21
Year Ended March 31, 2002	2,023,909	1,441,634	71.2	733.40

1. Number of shares issued and outstanding at	March 31, 2003:	1,941,118,921
	March 31, 2002:	1,965,673,785
2. Number of treasury stock issued and outstanding	March 31, 2003:	24,800,939
	March 31, 2002:	246,075

Nomura Holdings, Inc.

Unconsolidated Balance Sheet Information

(Millions of yen)

	March 31, 2003	March 31, 2002	Increase/(Decrease)
ASSETS
Current Assets	652,450	475,668	176,782

Cash and time deposits	11,239	23,444	(12,204)
Short-term loans receivable	578,420	367,308	211,112
Deferred tax assets	9,260	63,313	(54,052)
Other current assets	54,242	22,051	32,190
Allowance for doubtful accounts	(712)	(448)	(263)
Fixed Assets	1,468,663	1,548,240	(79,577)

Tangible fixed assets	43,518	45,184	(1,666)
Buildings	14,341	14,144	197
Furniture & fixtures	19,443	21,011	(1,567)
Land	9,732	10,029	(296)
Intangible assets	66,494	55,951	10,542
Software	66,493	55,943	10,550
Others	0	8	(7)
Investments and others	1,358,650	1,447,104	(88,454)
Investment securities	129,853	196,726	(66,873)
Investments in subsidiaries and affiliates (at cost)	1,096,164	1,024,089	72,075
Long-term loans receivable	—	120,000	(120,000)
Long-term guarantee deposits	54,187	61,606	(7,418)
Deferred tax assets	61,326	23,976	37,350
Other investments	17,120	21,006	(3,885)
Allowance for doubtful accounts	(1)	(299)	298

TOTAL ASSETS	2,121,113	2,023,909	97,204

(Millions of yen)

	March 31, 2003	March 31, 2002	Increase/(Decrease)
LIABILITIES
Current liabilities	256,253	277,158	(20,904)

Short-term borrowings	101,500	20,000	81,500
Bond with maturity of less than one year	—	28,641	(28,641)
Payables to customers and others	131,677	204,342	(72,664)
Accrued income taxes	1,596	160	1,436
Directors’ retirement allowance	—	2,851	(2,851)
Other current liabilities	21,479	21,162	316

Long-term liabilities	522,824	305,116	217,707

Bonds payable	122,631	2,631	120,000
Long-term borrowings	399,500	301,500	98,000
Other long-term liabilities	693	985	(292)

TOTAL LIABILITIES	779,077	582,274	196,803

SHAREHOLDERS’ EQUITY
Common stock	182,799	182,799	—
Capital reserves	112,504	112,504	—
Additional paid-in capital	112,504	112,504	—
Earned surplus	1,065,929	1,108,639	(42,710)
Earned surplus reserve	81,858	81,858
Voluntary reserve	990,041	1,040,062	(50,021)
Reserve for specified fixed assets	41	62	(21)
General reserve	990,000	1,040,000	(50,000)
Unappropriated accumulated deficit	(5,969)	(13,280)	7,311
Net unrealized gain on investments	14,211	38,104	(23,892)
Treasury stock	(33,409)	(413)	(32,995)

TOTAL SHAREHOLDERS’ EQUITY	1,342,035	1,441,634	(99,598)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,121,113	2,023,909	97,204

Nomura Holdings, Inc.

Unconsolidated Income Statement Information

(Millions of yen)

Fiscal Year Ended March 31, 2003
Operating revenue	102,633
Property and equipment fee revenue	60,901
Rent revenue	30,796
Royalty on trademark	5,177
Others	5,355
Interest income	403
Operating expenses	92,596
Compensation and benefits	605
Rental and maintenance	34,151
Data processing and office supplies	21,844
Depreciation and amortization	24,080
Others	8,256
Interest expenses	3,657

Operating income	10,036

Non-operating income	3,824
Non-operating expenses	3,119

Ordinary income	10,742

Special profits	16,498
Special losses	44,773

Loss before income taxes	(17,531)

Income taxes – current	(39,527)

Income taxes – deferred	34,821

Net loss	(12,825)

Unappropriated retained earnings brought forward	6,855

Unappropriated accumulated deficit	(5,969)

(Millions of yen)

Fiscal Year Ended March 31, 2002
Operating revenue	269,122
Property and equipment fee revenue	30,198
Rent revenue	15,761
Royalty on trademark	2,674
Others	1,564
Commissions	110,523
Net gain on trading	88,096
Net gain on other inventories	6
Interest and dividend income	20,297
Operating expenses	209,786
Selling, general and administrative expenses	198,620
Transaction-related expenses	26,911
Compensation and benefits	69,449
Rental and maintenance	39,666
Data processing and office supplies	33,277
Depreciation and amortization	21,408
Others	7,906
Interest expenses	11,165

Operating income	59,336

Non-operating income	12,643
Non-operating expenses	3,793

Ordinary income	68,186

Special profits	35,282
Special losses	162,750

Loss before income taxes	(59,282)

Income taxes—current	390

Income taxes—deferred	(22,459)

Net loss	(37,212)

Unappropriated retained earnings brought forward	23,931

Unappropriated accumulated deficit	(13,280)

Note:	On October 1, 2001, the corporate separation date, Nomura Holdings, Inc. (the Company) implemented corporate separation and the operation of the securities and other related businesses was succeeded by Nomura Securities Co., Ltd., the Company’s wholly-owned subsidiary and the Company became a holding company.

The results for the year ended March 2002 include the revenue related to the securities businesses when the Company was engaged in securities business activities (from April 1, 2001 to September 30, 2001).

Appropriation of Unconsolidated Retained Earnings

(Millions of yen)

	Year ended March 31, 2003 (Proposal)		Year ended March 31, 2002
Unappropriated accumulated deficit		(5,969)		(13,280)
Reversal of voluntary reserves		40,003		50,021
Reversal of general reserve	40,000		50,000
Reversal of reserve for specified fixed assets	3		21

Total		34,033		36,740

Appropriation:
Cash dividends*	29,116		29,485
Directors’ bonuses	310		400

Total		29,426		29,885

Unappropriated accumulated deficit to be carried forward		4,606		6,855

*	15 yen per share for the year ended March 31, 2002

15 yen per share for the year ended March 31, 2003 (Proposal)

Notes to Financial Statements

The financial statements for the fiscal year ended March 31, 2003 were prepared under Japanese GAAP in accordance with “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Ministry of Finance Ordinance No. 59, 1963).

Significant Accounting Policies

1. Basis and Methods of Valuation for Financial Instruments

(1)	Other securities

a. Securities with market value	Recorded at market value.

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “shareholders’ equity” on the balance sheet.

b. Securities with no market value	Recorded at cost using the moving average method or amortized cost.

(2)	Stocks of subsidiaries and affiliates Recorded at cost using the moving average method.

2.	Depreciation and Amortization

(1)	Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.

(2)	Amortization of intangible assets

Intangible assets are amortized over their estimated useful lives primarily on the straight-line method.

3.	Translation of Accounts Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the income statement.

4.	Provisions

Allowance for doubtful accounts

To provide for bad loans, the Company made provisions for doubtful accounts based on an estimate of the uncollectible amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

5.	Leasing Transactions

Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are accounted for primarily as ordinary rental transactions.

6.	Hedging Activities

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged securities are realized.

7.	Accounting for Consumption Taxes

Consumption taxes are accounted for based on the tax exclusion method.

8.	Application of Consolidated Tax Return System

The Company adopted the consolidated tax return system from the year ended March 31, 2003.

Notes to Unconsolidated Balance Sheet Information

1.	Financial Guarantees

	(Millions of yen)
	March 31, 2003	March 31, 2002
Financial guarantees outstanding	1,562,830	1,419,964

* In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

2.	Accumulated Depreciation on Tangible Fixed Assets

(Millions of yen)
March 31, 2003	March 31, 2002
63,010	63,334

3. Stocks of Subsidiaries and Affiliates with Market Values

(Millions of yen)

	Book value	Market Value	Difference
Investments in subsidiaries and affiliates	45,785	57,203	11,418

4.	The breakdown of shareholders’ equity is reclassified according to the amendment of “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements”. Additional paid-in capital has become an item of capital reserves; and earned surplus reserve, voluntary reserve, and unappropriated accumulated deficit have become breakdown of earned surplus. The amounts of previous year have also been reclassified in the same manner for comparison purposes.

Notes to Unconsolidated Income Statement Information

1.	“Property and equipment fee revenue” is revenue from the leasing of furniture and fixtures, and software to subsidiaries, including Nomura Securities Co., Ltd.

2.	“Rent revenue” is revenue from the leasing of properties to subsidiaries including Nomura Securities Co., Ltd.

3.	“Royalty on trademark” is fee or patent revenue received on our trademark from Nomura Securities Co., Ltd.

4.	Certain expense items, which had been aggregated into selling, general and administrative expenses in the previous year, are now included in operating expenses to better present the results of the holding company.

5.	Special profits and losses consist of the following:

(Millions of yen)

	Year Ended March 31, 2003	Year Ended March 31, 2002
Special profits
Gain on sales of investment securities	16,498	19,891
Reversal of reserve for multi-employer pension plan	—	15,390
Reversal of reserve for financial futures transactions	—	0

Special losses
Loss on sales of investment securities	3,389	2,867
Loss on devaluation of investment securities	11,167	11,925
Loss on devaluation of investments in affiliates	30,216	146,875
Expenses related to the adoption of holding company structure	—	809
Reserve for securities transactions	—	272

Financial Summary For the Year Ended March 31, 2003
Date:	April 30, 2003
Company name:	Nomura Securities Co., Ltd.
(URL http://www.nomura.co.jp/)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Representative:	Nobuyuki Koga
President, Nomura Securities Co., Ltd.
For inquiries:	Koichi Ikegami
General Manager, Investor Relations Department,
Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811

Financial Highlights for the Year Ended March 31, 2003

(1)	Operating Results

(Truncated to the nearest million yen)

	Operating Revenue	Net Operating Revenue	Operating Income
Year Ended March 31, 2003	470,099	438,932	122,517
For the Period from May 7, 2001 to March 31, 2002	223,529	215,151	60,404

	Ordinary Income	Net Income
Year Ended March 31, 2003	121,985	70,622
For the Period from May 7, 2001 to March 31, 2002	60,972	38,351

Notes:	1) Change in accounting method: None
2) The results for the year ended March 31, 2002 show in effect six months’ results as Nomura Securities Co., Ltd. started its securities business on October 1, 2001. Therefore change between 2002 and 2003 is not presented.

(2)	Financial Position

(Truncated to the nearest million yen except percentages)

	Total Assets	Shareholder’s Equity	Shareholder’s Equity/ Total Liabilities and Shareholder’s Equity (%)	Capital Adequacy Ratio (%)
March 31, 2003	9,695,981	648,452	6.7	260.2
March 31, 2002	8,010,276	573,307	7.2	231.6

Nomura Securities Co., Ltd.

Unconsolidated Balance Sheet Information

(Millions of yen)

	March 31, 2003	March 31, 2002	Increase/(Decrease)
ASSETS
Current Assets	9,625,560	7,947,203	1,678,357

Cash and time deposits	263,758	70,656	193,101
Deposits with exchanges and other segregated cash	760	1,156	(396)
Trading assets:	5,172,420	4,196,718	975,702
Trading securities	4,061,882	3,544,891	516,990
Derivative contracts	1,110,538	651,826	458,711
Net receivables arising from pre-settlement date trades	404,262	—	404,262
Margin account assets:	78,833	417,226	(338,392)
Loans to customers in margin transactions	47,243	82,152	(34,908)
Cash collateral to securities finance companies	31,589	335,073	(303,483)
Loans with securities as collateral:	3,538,974	2,825,204	713,769
Cash collateral for securities borrowed	2,938,797	2,678,392	260,404
Loans in gensaki transactions	600,177	146,812	453,364
Receivables from customers and others	1,698	2,147	(448)
Short-term guarantee deposits	12,318	16,357	(4,039)
Short-term loans receivable	106,660	347,457	(240,797)
Deferred tax assets	22,678	19,391	3,286
Other current assets	23,406	51,516	(28,109)
Allowance for doubtful accounts	(211)	(630)	419
Fixed Assets	70,420	63,073	7,347

Tangible fixed assets	187	151	36
Intangible assets	1,494	1,562	(68)
Investments and others	68,738	61,359	7,379
Investment securities	45	155	(110)
Deferred tax assets	30,931	29,794	1,136
Other investments	46,435	39,885	6,550
Allowance for doubtful accounts	(8,673)	(8,475)	(197)

TOTAL ASSETS	9,695,981	8,010,276	1,685,704

(Millions of yen)

	March 31, 2003	March 31, 2002	Increase/(Decrease)
LIABILITIES
Current Liabilities	8,606,713	6,839,245	1,767,468

Trading liabilities:	2,869,769	1,691,817	1,177,951
Trading securities	1,823,770	1,047,315	776,454
Derivative contracts	1,045,999	644,502	401,496
Net payables arising from pre-settlement date trades	—	162,459	(162,459)
Margin account liabilities:	12,578	20,295	(7,717)
Borrowings from securities finance companies	2,098	3,105	(1,006)
Customer margin sale proceeds	10,479	17,190	(6,710)
Borrowings with securities as collateral:	3,729,547	2,741,798	987,749
Cash collateral for securities loaned	2,218,736	1,764,527	454,208
Borrowings in gensaki transactions	1,510,811	977,270	533,540
Payables to customers and others	142,921	250,313	(107,392)
Guarantee deposits received	40,102	264,674	(224,571)
Short-term borrowings	1,432,356	1,250,436	181,919
Commercial paper	242,000	388,000	(146,000)
Bond due within one year	50,000	—	50,000
Accrued income taxes	13,699	29,172	(15,472)
Accrued bonuses for employees	13,800	14,000	(200)
Other current liabilities	59,937	26,277	33,660
Long-term Liabilities	439,963	597,260	(157,296)

Bonds payable	358,200	408,200	(50,000)
Long-term borrowings	10,000	130,000	(120,000)
Reserve for retirement benefits	42,783	37,107	5,676
Other long-term liabilities	28,979	21,952	7,026
Statutory Reserves	851	463	388

Reserve for securities transactions	851	463	388

TOTAL LIABILITIES	9,047,528	7,436,969	1,610,559

SHAREHOLDER’S EQUITY
Common stock	10,000	10,000	—
Capital reserves	529,479	524,956	4,522
Additional paid-in capital	529,479	524,956	4,522
Earned surplus	108,973	38,351	70,622
Voluntary reserve	18,000	—	18,000
Unappropriated retained earnings	90,973	38,351	52,622

TOTAL SHAREHOLDER’S EQUITY	648,452	573,307	75,144

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	9,695,981	8,010,276	1,685,704

Nomura Securities Co., Ltd.

Unconsolidated Income Statement Information

(Millions of yen except percentages)

	Year Ended March 31, 2003 (A)	For the Period from May 7, 2001 to March 31, 2002 (B)*1	Comparison*2 (A/2)/B (%)
Operating revenue	470,099	223,529	105.2

Commissions	207,103	106,962	96.8
Net gain on trading	207,158	100,002	103.6
Net gain on other inventories	11	11	48.0
Interest and dividend income	55,826	16,552	168.6
Interest expenses	31,167	8,377	186.0

Net operating revenue	438,932	215,151	102.0

Selling, general and administrative expenses	316,414	154,747	102.2

Transaction-related expenses	51,300	24,947	102.8
Compensation and benefits	133,831	62,808	106.5
Rental and maintenance	44,461	22,778	97.6
Data processing and office supplies	78,067	38,245	102.1
Others	8,754	5,966	73.4

Operating income	122,517	60,404	101.4

Non-operating income	1,504	1,354	55.6
Non-operating expenses	2,036	786	129.5

Ordinary income	121,985	60,972	100.0

Special profits	196	1,680	5.8
Special losses	388	—	—

Income before income taxes	121,793	62,653	97.2

Income taxes—current	55,343	29,974	92.3

Income taxes—deferred	(4,172)	(5,671)	36.8

Net income	70,622	38,351	92.1

Unappropriated retained earnings brought forward	20,351	—	—

Unappropriated retained earnings	90,973	38,351	118.6

Notes:	*1 The results for the period ended March 31, 2002 show in effect six months’ results as Nomura Securities Co., Ltd. started its securities business on October 1, 2001.
*2 In calculating the comparison percentage, the results of the year ended March 31, 2003 have been halved for comparison with the former period.

Notes to Financial Statements

The financial statements for the fiscal year ended March 31, 2003 were prepared in accordance with the “Cabinet Office Ordinance Regarding Securities Companies” (Prime Minister’s Office Ordinance and the Ministry of Finance Ordinance, No. 32, 1998) and the amended “Uniform Accounting Standards of Securities Companies” (Japan Securities Dealers Association, September, 2001) based on “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Ministry of Finance Ordinance No. 59, 1963), collectively Japanese GAAP.

Significant Accounting Policies

1.	Basis and Methods of Valuation for Financial Instruments

(1)	For trading purposes

Securities, derivative contracts, and other financial instruments classified as trading assets and liabilities are accounted for at fair value based on the mark-to-market method.

(2)	For non-trading purposes

Securities with no market value are recorded at cost using the moving average method.

2.	Depreciation and Amortization

(1)	Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.

(2)	Amortization of intangible assets

Intangible assets are amortized primarily over their estimated useful lives on the straight-line method.

3.	Translation of Accounts Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the income statement.

4.	Provisions

(1)	Allowance for doubtful accounts

To provide for loan losses, Nomura Securities Co., Ltd. (Nomura Securities) made provisions for doubtful accounts based on an estimate of the uncollectable amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

(2)	Accrued bonuses

To provide for employee bonus payments, an estimated accrual is recorded in accordance with the prescribed calculation method.

(3)	Reserve for retirement benefits

To provide for the payment of lump-sum retirement benefits and funding the qualified retirement pension plan in the future, the estimated future obligations less the fair value of current pension assets is recorded as a reserve for employee retirement benefits.

5.	Leasing Transactions

Lease contracts for which the title of the leased property has not been transferred are accounted for as operating lease transactions.

6.	Hedging Activities

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged securities are realized.

7.	Accounting for Consumption Taxes

Consumption taxes are accounted for based on the tax exclusion method.

8.	Application of Consolidated Tax Return System

Nomura Securities adopted the consolidated tax return system from the year ended March 31, 2003.

Notes to Balance Sheet Information

1.	Financial Guarantees

(Millions of yen)

	March 31, 2003	March 31, 2002
Financial guarantees outstanding	951,271	952,404

* In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

2.	Accumulated Depreciation on Tangible Fixed Assets

(Millions of yen)

March 31, 2003	March 31, 2002
317	281

3.	Subordinated Borrowings, Bonds, and Notes

(Millions of yen)

	March 31, 2003	March 31, 2002
Short-term borrowings	120,000	—
Long-term borrowings	10,000	130,000
Bonds payable	60,000	60,000

4.	The breakdown of shareholder’s equity is reclassified according to the amendment of “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements”. Additional paid-in capital has become an item of capital reserves; and earned surplus reserve, voluntary reserve, and unappropriated retained earnings have become breakdown of earned surplus. The amounts of previous year have also been reclassified in the same manner for comparison purposes.

Notes to Income Statement Information

1.	Breakdown of Special Profits

(Millions of yen)

	Year Ended March 31, 2003	For the Period from May 7, 2001 to March 31, 2002
Special profits
Reversal of reserve for securities transactions	—	1,680
Reversal of reserve for financial futures transactions	—	0
Reversal of allowance for doubtful accounts	196	—

2.	Breakdown of Special Losses

(Millions of yen)

	Year Ended March 31, 2003	For the Period from May 7, 2001 to March 31, 2002
Special losses
Reserve for securities transactions	388	—

Nomura Securities Co., Ltd. Quarter Income Statement Information

(Millions of yen)

	For the Quarter from April 1, 2002 to June 30, 2002	For the Quarter from July 1, 2002 to September 30, 2002	For the Quarter from October 1, 2002 to December 31, 2002	For the Quarter from January 1, 2003 to March 31, 2003	For the Year from April 1, 2002 to March 31, 2003
Operating revenue	123,248	113,143	119,769	113,938	470,099

Commissions	59,102	53,768	47,531	46,700	207,103
Net gain on trading	50,916	41,429	58,356	56,455	207,158
Net gain on other inventories	1	2	3	3	11
Interest and dividend income	13,227	17,943	13,877	10,777	55,826
Interest expenses	7,767	9,323	8,332	5,743	31,167

Net operating revenue	115,480	103,820	111,436	108,194	438,932

Selling, general and administrative expenses	78,036	81,724	73,924	82,728	316,414

Transaction-related expenses	11,631	15,438	10,569	13,661	51,300
Compensation and benefits	34,513	33,384	31,571	34,361	133,831
Rental and maintenance	11,050	11,007	11,052	11,351	44,461
Data processing and office supplies	18,050	19,918	18,956	21,141	78,067
Other	2,790	1,975	1,776	2,212	8,754

Operating income	37,444	22,095	37,512	25,465	122,517

Non-operating income	352	445	379	327	1,504
Non-operating expenses	351	321	373	990	2,036

Ordinary income	37,444	22,219	37,518	24,803	121,985

Special profits	—	54	218	(75)	196
Special losses	143	(126)	200	170	388

Income before income taxes	37,300	22,399	37,536	24,557	121,793

Income taxes—current	10,498	16,032	17,361	11,452	55,343

Income taxes—deferred	3,723	(5,023)	(3,757)	885	(4,172)

Net income	23,079	11,391	23,932	12,219	70,622

Supplementary Information

Please note that the results for the period ended March 31, 2002 show in effect six months’ results as Nomura Securities Co., Ltd. started its securities business on October 1, 2001.

*	In calculating the comparison percentage, the results of the year ended March 31, 2003 have been halved for better comparison with the former period.

1.	Commission Revenues

(1)	Breakdown by Category

(Millions of yen except percentages)

	Year Ended March 31, 2003 (A)	For the Period from May 7, 2001 to March 31, 2002 (B)	Comparison* (A/2)/B(%)
Brokerage commissions	73,119	38,921	93.9%

(Stocks)	(65,939)	(36,551)	(90.2)
(Bonds)	(1,916)	(1,044)	(91.7)
Underwriting commissions	25,686	16,587	77.4

(Stocks)	(18,769)	(13,405)	(70.0)
(Bonds)	(6,917)	(3,182)	(108.7)
Distribution commissions	31,858	14,221	112.0

(Investment trust certificates)	(30,277)	(14,138)	(107.1)
Other commissions	76,438	37,231	102.7

(Investment trust certificates)	(33,933)	(25,358)	(66.9)

Total	207,103	106,962	96.8

(2)	Breakdown by Product

	Year Ended March 31, 2003 (A)	For the Period from May 7, 2001 to March 31, 2002 (B)	Comparison* (A/2)/B(%)
Stocks	89,400	51,746	86.4%
Bonds	16,726	6,872	121.7
Investment trust certificates	69,474	40,822	85.1
Others	31,501	7,521	209.4

Total	207,103	106,962	96.8

2.	Net Gain/Loss on Trading

(Millions of yen except percentages)

	Year Ended March 31, 2003	Year Ended March 31, 2002	Comparison* (A/2)/B(%)
Stocks	51,250	46,671	54.9%
Bonds and forex	155,907	53,330	146.2
Total	207,158	100,002	103.6

3.	Stock Trading (excluding futures transaction)

(Millions of shares or yen except per share data and percentages)

	Year Ended March 31, 2003		Year Ended March 31, 2002		Comparison* (A/2)/B(%)
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	42,770	42,064,005	23,044	24,211,514	92.8%	86.9%
(Brokerage)	26,404	24,210,854	13,564	13,099,127	97.3	92.4
(Proprietary Trading)	16,365	17,853,150	9,480	11,112,387	86.3	80.3
Brokerage / Total	61.7%	57.6%	58.9%	54.1%
TSE Share	7.5%	8.7%	8.2%	8.4%
Brokerage Commission per share (yen)	2.42		2.64

4.	Underwriting, Subscription, and Distribution

(Millions of shares or yen except percentages)

	Year Ended March 31, 2003	Year Ended March 31, 2002	Comparison* (A/2)/B(%)
Underwriting
Stocks (number of shares)	191	38	251.5%
(yen amount)	503,603	181,024	139.1
Bonds (face value)	5,710,311	2,837,665	100.6
Investment trust certificates (yen amount)	—	—	—
Commercial paper and others (face value)	757,500	224,400	168.8
Subscription and Distribution*
Stock (number of shares)	1,486	38	1,953.2
(yen amount)	607,806	187,697	161.9
Bond (face value)	1,840,377	810,655	113.5
Investment trust certificates (yen amount)	11,905,684	9,654,633	61.7
Commercial paper and others (face value)	757,500	224,400	168.8

*	Includes secondary offering and private placement.

5.	Capital Adequacy Ratio

(Millions of yen except percentages)

				March 31, 2003	March 31, 2002
Tier I			(A)	632,341	573,308

Tier II	Statutory reserves			851	464
	Allowance for doubtful accounts			211	631
	Subordinated debt			190,000	187,100

		Total	(B)	191,062	188,194

Illiquid Asset			(C)	74,298	73,395

Net Capital (A)+(B)-(C)=			(D)	749,106	688,107

	Market risk			101,337	113,743
Risk	Counterparty risk			103,251	102,675
	Basic risk			83,199	80,660

		Total	(E)	287,789	297,078

Capital Adequacy Ratio			(D/(E)	260.2%	231.6%

NOMURA ASSET MANAGEMENT

Nomura Asset Management Co., Ltd.

Financial Summary (Unconsolidated)

For The Year Ended March 31, 2003

Unconsolidated Financial Statements

Unconsolidated Balance Sheets

(Millions of yen)

	March 31, 2003	March 31, 2002	Increase/(Decrease)
Assets
Current assets	23,535	90,881	(67,346)

Cash and deposits	13,997	39,629	(25,632)
Marketable securities	—	7,296	(7,296)
Cash deposited for investment trust redemption and distribution of income	1,671	1,606	64
Accrued investment trust management fees	4,035	27,407	(23,371)
Accrued revenue	2,811	2,720	91
Prepaid income taxes	—	12,062	(12,062)
Deferred tax assets	479	—	479
Other current assets	543	188	354
Allowance for doubtful accounts	(3)	(29)	26
Fixed assets	227,303	276,507	(49,204)

Tangible fixed assets	1,424	1,312	111
Intangible assets	3,625	3,680	(54)
Investments and other	222,253	271,514	(49,260)
Investment securities	191,998	243,674	(51,676)
Investment in subsidiaries and affiliates	15,597	15,597	—
Long-term loans receivable from a subsidiary	8,700	7,700	1,000
Deferred tax assets	2,672	—	2,672
Other investments	3,289	4,549	(1,260)
Allowance for doubtful accounts	(4)	(7)	3

Total assets	250,838	367,389	(116,550)

Unconsolidated Balance Sheets

(Millions of yen)

	March 31, 2003	March 31, 2002	Increase/(Decrease)
Liabilities
Current liabilities	77,641	183,805	(106,163)

Investment trust distribution of income payable	1,610	1,480	130
Investment trust redemptions payable	1,374	1,706	(332)
Accrued commission payable	1,939	18,335	(16,396)
Cash collateral for securities loaned	66,664	157,857	(91,193)
Accrued income taxes	745	25	720
Accrued bonuses	650	710	(60)
Deferred tax liabilities	—	869	(869)
Other current liabilities	4,658	2,821	1,836
Long-term liabilities	7,819	11,644	(3,824)

Reserve for retirement benefits	4,910	4,953	(42)
Reserve for multi-employer pension plan	2,662	1,894	768
Deferred tax liabilities	—	3,872	(3,872)
Other long-term liabilities	247	924	(677)

Total liabilities	85,461	195,450	(109,988)

Shareholder’s equity
Common stock	17,180	17,180	—
Capital reserve	11,729	11,729	—
Additional paid-in capital	11,729	11,729	—
Earned surplus	131,417	129,412	2,004
Earned surplus reserve	685	685	—
General reserve	128,106	121,106	7,000
Unappropriated retained earnings	2,625	7,621	(4,995)
Current year net income / (loss)	2,004	6,879	(4,875)
Net unrealized gain on investments	5,050	13,616	(8,565)

Total shareholder’s equity	165,377	171,938	(6,561)

Total liabilities and shareholder’s equity	250,838	367,389	(116,550)

Unconsolidated Statements of Income

(Millions of yen)

	Year Ended March 31, 2003 (A)	Year Ended March 31, 2002 (B)	Comparison A/B (%)
Operating revenue	54,866	85,321	64.3

Investment trust management fees	47,783	77,981	61.3
Investment advisory fees	7,082	7,339	96.5
Other operating revenue	0	0	—

Operating expenses	35,831	57,215	62.6

Commissions	26,353	47,686	55.3
Research	5,649	5,130	110.1
Other operating expenses	3,828	4,397	87.1

General and administrative expenses	14,897	16,368	91.0

Compensation and benefits	7,945	9,030	88.0
Occupancy	1,928	1,838	104.9
Depreciation of fixed assets	1,336	1,166	114.6
Taxes, other than income taxes	734	1,680	43.7
Other Selling, general and administrative expenses	2,953	2,652	111.4

Operating income	4,136	11,738	35.2

Non-operating income	3,344	1,195	279.7
Non-operating expenses	538	106	508.1

Ordinary income	6,942	12,827	54.1

Special profits	—	1,430	—
Special losses	2,793	2,483	112.5

Income before income taxes	4,148	11,774	35.2

Income taxes—current	3,545	2,039	173.9
Income taxes—deferred	(1,400)	2,856	—

Net income	2,004	6,879	29.1

Unappropriated retained earnings brought forward	621	741

Unappropriated retained earnings	2,625	7,621

Notes to Unconsolidated Financial Statements

The unconsolidated financial statements of Nomura Asset Management Co., Ltd. (“the Company”) were prepared in accordance with “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Ministry of Finance Ordinance No. 59, 1963) and “Regulations for enforcement of the Law Concerning Investment Trust and Investment Corporations” (Cabinet Office Ordinance, No. 129, 2000), collectively Japanese GAAP.

Significant Accounting Policies

1.	Basis and Methods of Valuation for Securities

Securities held are accounted for as follows:

(1) Stocks of subsidiaries and affiliates	Recorded at cost using the moving average method

(2) Other Securities:

(i) with market value	Recorded at market value
The difference between the cost using the moving average method and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “shareholders’ equity” on the balance sheet.

(ii) without market value	Recorded at cost using the moving average method

2.	Depreciation/Amortization Method of Fixed Assets

(1)	Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.

(2)	Amortization of intangible assets

Intangible assets are amortized primarily on the straight-line method.

3.	Provisions

(1)	Allowance for doubtful accounts

To provide mainly for loan losses, the Company made provisions for doubtful accounts based on an estimate of the maximum uncollectible amount calculated using its historical loss ratio or a reasonable estimate based on financial condition of individual borrowers.

(2)	Accrued bonuses

To provide for employee bonus payments, an accrual is recorded at an estimate of the amounts to be paid as future bonuses to employees.

(3)	Reserve for retirement benefits

To provide for the payment of lump-sum retirement benefits and funding the qualified retirement pension plan in the future, the estimated future obligations less the fair value of current pension assets is recorded as a reserve for employee retirement benefits.

(4)	Reserve for multi-employer pension plan

The Company is a member of the Japan Securities Dealers Employees’ Pension Fund which is an industry-wide, multi-employer, non-contributory, welfare pension plan established in connection with the government’s welfare system. In order to prepare for future payments of benefit obligations, “reserve for multi-employer pension plan” was recorded, based on a reasonable allocation method, to provide for the Company’s anticipated share of the plan’s net projected obligations less the fair value of pension assets.

4.	Leasing Transactions

Lease contracts for which the title of the leased property has not transferred are accounted for as operating lease transactions.

5.	Accounting for Consumption Taxes

National and local consumption taxes are accounted for based on the tax exclusion method. The non-deductible portion of consumption taxes are recognized as an expense in the current business year.

6.	Consolidated Tax Return System

The company adopted consolidated tax return system from the current business year.

Notes to Unconsolidated Balance Sheets

1.	Accumulated Depreciation on Tangible Fixed Assets

(Millions of yen)
At March 31,
2003	2002
287	510

2.	Treatment of Consumption Taxes

Amounts of consumption taxes, prepaid and payable on a net base, are immaterial and thus included in “Other Current Assets” for the current year and “Other Current Liabilities” for the previous year on the accompanying balance sheets.

Notes to Unconsolidated Statements of Income

1.	Special Profits consist of the following:

(Millions of yen)

	Year Ended March 31,
	2003	2002
Gain on sales of investment securities	—	1,430

2.	Special Losses consist of the following:

(Millions of yen)

	Year Ended March 31,
	2003	2002
Loss on sales of investment securities	658	1,663
Loss on devaluation of investment securities and other	599	178
Provision for reserve for multi-employer pension plan	768	—
Head office relocation expenses	766	—
Loss on disposal of fixed assets	—	642

Supplementary Information

1.	Net Assets of Investment Trusts

(Billions of yen)

	March 31, 2003	March 31, 2002	Increase/(Decrease)
Unit Type	191	219	(28)
Open Type	2,976	2,979	(2)
Stock Investment Trusts—Public	3,167	3,198	(31)
Bond Investment Trusts	4,029	6,299	(2,269)
Money Management Fund	1,326	1,785	(458)
Others	1,896	2,302	(406)
Bond Investment Trusts—Public	7,253	10,387	(3,134)
Stock Investment Trusts	217	170	46
Bond Investment Trusts	20	10	10
Private Investment Trusts	237	180	56
Total	10,658	13,767	(3,109)

2.	Assets under Investment Management and Advisory Contracts

(Billions of yen)

	March 31, 2003	March 31, 2002	Increase/(Decrease)
Domestic—General	273	391	(117)
Domestic—Pension	2,604	3,180	(576)
Overseas	701	874	(173)
Total	3,578	4,446	(868)

Quarterly Statements of Operations

(Millions of yen)

	1st quarter From April 1, 2002 To June 30, 2002	2nd quarter From July 1, 2002 To September 30, 2002	3rd quarter From October 1, 2002 To December 31, 2002	4th quarter From January 1, 2003 To March 31, 2003	For the year From April 1, 2002 To March 31, 2003
Operating revenue	18,653	15,162	11,834	9,215	54,866

Investment trust management fees	16,913	13,182	10,172	7,515	47,783
Investment advisory fees	1,740	1,979	1,662	1,699	7,082
Other operating revenue	0	—	0	0	0
Operating expenses	12,025	9,811	7,707	6,288	35,831

Commissions	9,866	7,380	5,436	3,670	26,353
Other operating expenses	2,158	2,431	2,270	2,617	9,477
General and administrative expenses	4,003	3,786	3,568	3,539	14,897

Operating income	2,625	1,564	559	(612)	4,136

Non-operating income	1,084	1,054	585	618	3,344
Non-operating expenses	134	155	177	71	538

Ordinary income	3,575	2,463	968	(64)	6,942

Special profits	—	—	8	(8)	—
Special losses	—	1,114	475	1,202	2,793

Income before income taxes	3,575	1,349	500	(1,276)	4,148

Income taxes—current	1,489	2,527	(99)	(372)	3,545
Income taxes—deferred	(140)	(1,719)	315	143	(1,400)

Net income	2,226	541	284	(1,048)	2,004

Consolidated Results of Operations

(US GAAP)

Fourth quarter, fiscal year ended March 2003

Nomura Holdings, Inc.

April 2003

Outline of the Presentation

■ Financial Summary	■ Review of Businesses

➢ Segment Information

➢ Domestic Retail

➢ Global Wholesale

➢ Asset Management

➢ Non-interest Expenses

■ Appendix

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2003 Nomura Holdings, Inc. All rights reserved.
2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.
3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.
4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.
5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.
6.	The consolidated financial information in this document is unaudited.

Consolidated Financial Summary

Twelve months ended March 31, 2003

	➢ Net revenue	566.3 (down 34%*)

	➢ Non-interest expenses	518.9 (down 22%*)

	➢ Income before income taxes	47.4 (down 76%*)
Results for the Twelve Months (billions of yen)	(including a 41.3 bil. yen valuation loss on investment in equity securities and a 21.2 bil. yen impairment loss on an investment in an affiliated company)

	➢ Net income	119.9 (down 39%*)

	➢ Total assets	21,169.4 (up 3,411.2**)

	➢ Total shareholders’ equity	1,642.3 (up 37.4**)

	➢ Leverage	12.9 times (11.1 times)

	➢ ROE	7.4%

Fourth Quarter (billions of yen)	➢ Net revenue	150.7 (down 69%*)

	➢ Non-interest expenses	162.9 (down 12%*)

	➢ Income before income taxes	-12.2 (N.M.)
(including a 9.0 bil. yen valuation loss on investment in equity securities and a 21.2 bil. yen impairment loss on an investment in an affiliated company)

	➢ Net income	-26.1 (N.M.)

*	YOY comparison excludes income and expenses related to PFG entities
**	Compared with corresponding items as of March 31, 2002

Review of Businesses

■    Segment Information (P62)

■    Domestic Retail (P63-65)

■    Global Wholesale (P66-69)

■    Asset Management (P70-71)

■    Non-interest Expenses (P72-73)

Segment Information

Income before Income Taxes by Segment

We introduced certain methodologies to allocate Headquarters’ expenses to our three business segments effective April 1, 2002. We created global Headquarters accounts and allocate its expenses to business segments according to benefits received by each business segment. The improvement was made to better allocate the expenses based on benefits received by each segment, and it also included allocation of headquarters’ expenses which previously were not allocated to segments. Had we not applied the current methodologies for the year ended March 31, 2003, income before income taxes for Domestic Retail, Global Wholesale and Asset Management would have been ¥42,758 million, ¥99,734 million and ¥3,883 million yen, respectively.

Domestic Retail (1)*

4Q Points

■    Commissions (19.8 billion yen, down 18%)

✓    Stock Brokerage Commissions** (7.7 billion yen, down 45%)

➢    Individual Equity Agency Transaction Value (monthly average)

●      3.1 trillion yen, down 22%

✓    Commissions for Investment Trusts Distribution and Redemption*** (6.1 billion yen, down 21%)

✓    Insurance

➢    Outstanding Value of Variable Annuity Insurance Contracts 166.6 billion yen (end of Mar.)

✓    Distribution of JGBs for Individual Investors

        1st Issue – 38.4 billion yen

        (Issue amount: 380.0 billion yen, Nomura’s share: 10%)

        2nd Issue – 63.0 billion yen

        (Issue amount: 397.3 billion yen, Nomura’s share: 16%)

■    Sales Credit (25.2 billion yen, up 46%)

■    Investment Trusts Administration Fee and Other

       (5.2 billion yen, down 58%)

■    Fees from Investment Banking (4.8 billion yen, up 54%)

*	All percentages are year-on-year comparisons unless otherwise stated
**	Domestic Retail
***	Nomura Securities

Domestic Retail (2)

Revenue Breakdown (approx. figs.)

Domestic Retail (3)

Client Assets / Net Asset Accumulation (excluding financials)

0

*	Includes variable annuity insurance

Net asset accumulation: Gap between inflow and outflow of assets

Global Wholesale (1) Fixed Income

4Q Points

■    Domestic Bonds

✓    Japan Bank for International Cooperation 60.0 billion yen (joint lead)

✓    AIFUL 30.0 billion yen

■    Securitized Products

✓    Wachovia Bank - CMBS US$ 890 mil (joint lead)

■    Foreign Currency Bonds and MTNs

✓    Westpac Banking Corp. 110.0 billion yen (A$)

✓    EIB 20.1 billion yen (Euros)

✓    IADB 26.3 billion yen (US$)

✓    EBRD 12.3 billion yen (GBP)

■    Distribution of Foreign Currency Bonds for Retail Investors (primary and secondary total)

Global Wholesale (2) Equity

4Q Points

■    Sluggish Equity Market

✓    Equity Agency Transaction Value (monthly average) 23.5 trillion yen, down 25% YOY

✓    Decrease in block trades due to share price decline

■    Net Gain on Equity Trading (Nomura Securities)

Global Wholesale (3) Investment Banking

4Q Points

■    IPO, PO*

✓    IPO    Market: 114.1 billion yen, down 54% YOY

 Nomura: 15.3 billion yen, down 92% YOY

✓    PO     Market: 445.1 billion yen, up 149% YOY

 Nomura: 175.8 billion yen, up 236% YOY

✓    Major Issues

➢    Nissin Food Products

➢    MTFG’s global offering

■    Advisory Business

✓    Major Deals

➢    Toho - Virgin Cinemas Japan

(M&A Ranking)**

✓    Rank                  No.1

✓    No. of deals      125

✓    Value                 US$ 20.8 billion

✓    Market share    33%

Sources: *	Nomura Securities, 2003.3 4Q pricing day base

**	Thomson Financial, Announced Mergers and Acquisitions:

                          Any Japanese involvement. League table based on rank

                          value. (Jan. 2002 - Dec. 2002)

*	Following organizational changes in October 2001, Merchant Banking was established separately from Investment Banking. As such, revenue from Merchant Banking is included in Investment Banking figures for 1H FY02.3.

Global Wholesale (4) Merchant Banking*

4Q Points

■    New Investments

✓    Wanbishi Archives

■    Exit Transactions

✓    Dowa Works, etc.

■    Exposure to Merchant Banking Business

*	Following organizational changes in October 2001, Merchant Banking was established separately from Investment Banking

Asset Management (1)

4Q Points

■    New Funds

✓    Attractive Dividends Blue Chip Fund

        Total - 41.8 billion yen at end of March 2003

■    Assets Under Management of NCRAM

✓    Mar. 31, 2002 – US$ 3.1 billion yen

✓    Mar. 31, 2003 – US$ 4.7 billion yen (up 52% YOY)

■    Assets Under Management of Main Foreign Currency Bond Funds

Asset Management (2)

Source: The Investment Trusts Association, Japan

Non-Interest Expenses* (1)

4Q Points

■    Compensation and Benefits

                        63.4 billion yen, down 42%

■    Information Processing and Communications

                        21.2 billion yen, down 4%

■    Business and Development Expenses

                        5.9 billion yen, down 19%

■    Other Expenses (of which special losses)

                        51.3 billion yen, up 115% (23.6 bil. yen)

■    Fixed Cost Coverage Ratio (full year)

✓    FY03.3 33%

✓    Asset management related fees 84.5 billion yen

✓    Fixed-type expenses 253.8 billion yen

Asset management related fees: Asset management fee, custodial services fee, and fee from coupon payments

Fixed-type expenses: Guaranteed bonus, depreciation, real estate related expenses and others

*	All percentages are year-on-year comparisons unless otherwise stated.

Excludes expenses related to PFG entities (484.4 bil. yen for FY02.3)

Items: Compensation and benefits, information processing and communications, occupancy and related depreciation, PFG entities’ cost of goods sold, expenses associated with rental income, other

Non-Interest Expenses (2)

■    Compensation and Benefits*

✓    Fixed-type expenses: 34.3 billion yen, down 6%**

✓    Variable-type expenses: 29.1 billion yen, down 19%**

*	Excludes expenses related to PFG entities (70.4 bil. yen for FY02.3)
**	FY02 quarterly average: Fixed-type expenses (36.6 bil. yen), variable-type expenses (36.0 bil. yen)
***	Figures for FY02.3 exclude a special charge (18.9 bil. yen) for withdrawal from the multi-employer pension plan

Appendix

•	Revenue and Income by Business Segment (P75)
•	Global Wholesale (P76)
•	Domestic Retail Related Data (P77)
•	Major Differences (Segment / Income Statement) (P78)
•	Revenue (P79-82)
•	Non-interest Expenses (P83)
•	Client Assets (P84)
•	Number of Accounts (P85)
•	Secondary Market Share Data (P86)
•	Primary Market Share Data (Value Base) (P87)
•	Assets Under Management (NAM) / NCRAM Assets Under Management (P88)
•	VaR (P89)
•	Number of Employees (P90)

Revenue and Income by Business Segment

							Units: Millions of yen

Domestic Retail	FY02.3					FY03.3
	1Q	2Q	3Q	4Q	Full Year	1Q	2Q	3Q	4Q	Full Year
Non-interest revenue	60,953	50,806	57,224	57,172	226,156	66,436	56,136	69,366	54,999	246,938
Net-interest revenue	1,076	467	870	537	2,949	599	605	915	194	2,313
Net revenue	62,029	51,274	58,091	57,710	229,105	67,035	56,742	70,280	55,193	249,251
Non-interest expenses	51,678	55,533	50,120	51,291	208,621	53,137	55,294	51,180	53,951	213,562
Income before income taxes	10,351	-4,259	7,974	6,418	20,484	13,899	1,449	19,100	1,241	35,689

Global Wholesale	FY02.3					FY03.3

	1Q	2Q	3Q	4Q	Full Year	1Q	2Q	3Q	4Q	Full Year
Non-interest revenue	62,483	65,845	57,803	199,298	385,430	73,321	24,324	40,124	58,906	196,675
Net-interest revenue	7,816	7,734	14,725	24,230	54,505	16,541	30,970	30,571	23,712	101,794
Net revenue	70,299	73,580	72,528	223,528	439,935	89,861	55,294	70,695	82,619	298,469
Non-interest expenses	48,046	48,932	49,482	102,197	248,657	53,387	46,320	48,946	58,784	207,436
Income before income taxes	22,253	24,648	23,046	121,331	191,278	36,474	8,974	21,749	23,835	91,033

Asset Management	FY02.3					FY03.3

	1Q	2Q	3Q	4Q	Full Year	1Q	2Q	3Q	4Q	Full Year
Non-interest revenue	12,779	10,401	12,037	11,623	46,840	9,850	10,288	7,290	7,400	34,828
Net-interest revenue	516	87	50	-286	367	-55	23	1,762	502	2,232
Net revenue	13,295	10,488	12,087	11,338	47,207	9,795	10,311	9,052	7,902	37,060
Non-interest expenses	8,383	8,331	9,423	10,894	37,031	8,682	8,995	8,021	8,167	33,866
Income before income taxes	4,912	2,156	2,665	442	10,176	1,113	1,316	1,031	-265	3,194

Global Wholesale (Revenue and Income by Business Line, Quarterly Base)

							Units: Millions of yen

Fixed Income	FY02.3					FY03.3

	1Q	2Q	3Q	4Q	Full Year	1Q	2Q	3Q	4Q	Full Year
Net revenue	20,727	23,175	19,549	27,302	90,753	43,887	32,476	41,550	36,052	153,966
Non-interest expenses	15,450	16,768	15,648	18,873	66,739	18,944	16,334	17,605	23,877	76,759
Income before income taxes	5,277	6,407	3,900	8,430	24,014	24,943	16,142	23,946	12,176	77,207

Equity	FY02.3					FY03.3

	1Q	2Q	3Q	4Q	Full Year	1Q	2Q	3Q	4Q	Full Year
Net revenue	27,976	35,882	25,595	35,623	125,076	30,416	12,353	17,872	21,384	82,025
Non-interest expenses	16,054	15,813	17,336	17,272	66,475	18,340	14,329	16,026	16,980	65,675
Income before income taxes	11,922	20,069	8,259	18,351	58,601	12,076	-1,977	1,846	4,404	16,350

Investment Banking	FY02.3					FY03.3

	1Q	2Q	3Q	4Q	Full Year	1Q	2Q	3Q	4Q	Full Year
Net revenue	21,597	14,522	32,272	19,958	88,349	16,830	16,453	14,801	21,041	69,125
Non-interest expenses	16,542	16,350	10,371	14,143	57,406	13,850	13,636	13,081	15,807	56,374
Income before income taxes	5,055	-1,827	21,902	5,815	30,943	2,980	2,817	1,720	5,234	12,751

Merchant Banking	FY02.3					FY03.3

	1Q	2Q	3Q	4Q	Full Year	1Q	2Q	3Q	4Q	Full Year
Net revenue	—	—	-4,888	140,644	135,757	-1,272	-5,989	-3,528	4,142	-6,647
Non-interest expenses	—	—	6,127	51,909	58,036	2,253	2,019	2,233	2,122	8,628
Income before income taxes	—	—	-11,015	88,735	77,720	-3,525	-8,009	-5,762	2,021	-15,275

*	The 3rd quarter figure for FY02.3 is the accumulated total from April through December 2002

Domestic Retail Related Data

						Units: Billions of yen
Domestic Retail	FY02.3					FY03.3
	1Q	2Q	3Q	4Q	Full Year	1Q	2Q	3Q	4Q	Full Year
Stock brokerage commissions (Domestic Retail)	20.5	12.9	14.4	13.9	61.7	16.8	10.2	13.5	7.7	48.2
Commissions	30.1	20.0	23.1	24.3	97.5	31.9	25.7	26.8	19.8	104.1
Fees from investment banking	2.9	5.3	2.7	3.1	14.0	1.8	4.8	3.7	4.8	15.0
Investment trust administration fees and other	14.9	13.2	12.6	12.4	53.1	12.3	7.7	6.9	5.2	32.0
Sales credit	13.1	12.3	18.8	17.3	61.5	20.5	17.8	32.2	25.2	95.7
Net interest revenue	1.1	0.5	0.9	0.6	3.1	0.6	0.8	0.7	0.2	2.4

Commissions for investment trusts distribution and redemption	7.7	4.6	6.5	7.7	26.5	11.8	6.1	6.3	6.1	30.3
Bond investment trusts commission*	1.5	2.0	3.0	4.2	10.7	5.5	4.2	4.0	3.2	16.9
Stock investment trusts commission*	6.1	2.6	3.3	3.4	15.4	6.0	1.8	1.3	2.6	11.7
Foreign investment trusts commission*	0.1	0.0	0.2	0.0	0.3	0.2	0.2	1.1	0.3	1.8

Domestic distribution volume of investment trusts	6.2	7.0	5.4	3.8	22.4	3.3	2.5	3.5	2.6	11.9
Bond investment trusts	5.4	6.4	4.8	3.6	20.2	2.4	1.8	2.7	1.7	8.6
Stock investment trusts	0.5	0.3	0.3	0.3	1.4	0.5	0.3	0.2	0.3	1.3
Foreign investment trusts	0.3	0.3	0.3	0.0	0.9	0.5	0.4	0.6	0.5	2.0

	2001.6	2001.9	2001.12	2002.3	2002.6	2002.9	2002.12	2003.3
Outstanding value of bond investment trusts	5,854	6,215	6,225	6,092	5,291	4,785	4,282	3,883

	2001.6	2001.9	2001.12	2002.3	2002.6	2002.9	2002.12	2003.3
Outstanding value of variable annuity insurance contracts	—	—	1.8	7.7	28.1	105.3	149.3	166.6

*	Nomura Securities

Major Differences (Segment / Income Statement) (FY03.3)

Revenue (1)

(Commissions)

Revenue (2)

(Fees from Investment Banking)

Revenue (3)

(Asset Management and Portfolio Service Fees)

Revenue (4)

(Net Gain on Trading / Net Interest Revenue*)

*	Excluding net interest revenue from PFG entities
**	Net gain on private equity investment (232.5 bil. yen) is excluded from FY ended March 31, 2002 due to a change in structure of PFG business. However, this figure includes the gain on sales of PFG assets (116.3 bil. yen).

Non-interest Expenses*

*	Excludes expense related to PFG entities (484.4 bil. yen for FY02.3)

Items:  Compensation and benefits, information processing and communications, occupancy and related depreciation, PFG entities’ cost of goods sold, expenses associated with rental income, other.

Client Assets (trillions of yen)

Nomura Securities

	Mar. 00	Jun. 00	Sep. 00	Dec. 00	Mar. 01	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02	Sep. 02	Dec. 02	Mar. 03
Equity	36.4	34.8	31.6	27.5	28.3	28.9	24.9	24.8	25.1	24.9	23.6	22.3	21.6
Bonds	12.8	12.3	12.4	12.3	12.9	12.3	12.8	13.3	13.7	14.9	15.4	15.4	16.8
Stock investment trusts	4.0	3.8	3.6	3.1	3.1	3.2	2.6	2.7	2.7	2.7	2.5	2.4	2.2
Bond investment trusts	8.4	10.1	9.7	10.7	11.7	12.1	11.1	9.7	9.3	8.2	7.4	6.9	6.5
Overseas mutual funds	0.7	0.8	0.8	0.9	0.8	0.9	0.8	0.9	0.9	1.0	1.0	1.1	1.2
Other	0.1	0.1	0.1	0.1	0.1	0.2	0.1	0.1	0.1	0.1	0.1	0.0	0.0

Total	62.4	61.8	58.3	54.4	56.8	57.5	52.3	51.4	51.8	51.8	50.0	48.2	48.5

Client Assets (Domestic Retail, excluding)

	Mar. 00	Jun. 00	Sep. 00	Dec. 00	Mar. 01	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02	Sep. 02	Dec. 02	Mar. 03
Equity	15.7	15.4	14.0	12.7	13.0	13.5	10.9	11.2	11.1	11.4	10.6	9.9	9.5
Bonds	5.3	5.3	5.2	5.4	5.5	5.6	5.8	6.4	6.7	7.3	7.7	8.1	8.4
Stock investment trusts	3.3	3.0	2.9	2.5	2.5	2.7	2.1	2.2	2.4	2.4	2.2	2.0	2.0
Bond investment trusts	6.9	8.1	8.8	9.9	10.2	10.0	9.3	8.8	8.4	7.9	6.6	6.3	5.9
Overseas mutual funds	0.6	0.7	0.8	0.7	0.7	0.7	0.7	0.7	0.8	0.8	0.9	0.9	1.0
Other	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.1	0.2	0.2	0.2

Total	31.5	32.1	31.3	31.0	31.6	32.2	28.4	29.0	28.9	29.3	28.1	27.4	27.0

Number of Accounts

Nomura Home Trade (online trading accounts)

						(Thousands of accounts)
Mar.00	Jun.00	Sep.00	Dec.00	Mar.01	Jun.01	Sep.01	Dec.01	Mar.02	Jun.02	Sep.02	Dec.02	Mar.03
188	283	349	461	584	686	778	860	936	1,005	1,079	1,114	1,141

IT Share

	FY01.3 1Q	2Q	3Q	4Q	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q
No. of order	25%	26%	32%	34%	38%	36%	37%	39%	39%	38%	33%	42%
Transaction value	8%	10%	14%	15%	18%	17%	13%	17%	17%	14%	9%	17%

Nomura Cash Management Service

						(Thousands of accounts)
Mar.00	Jun.00	Sep.00	Dec.00	Mar.01	Jun.01	Sep.01	Dec.01	Mar.02	Jun.02	Sep.02	Dec.02	Mar.03
1,397	1,665	1,903	2,169	2,395	2,539	2,686	2,805	2,899	2,965	3,029	3,079	3,112

Nomura Account Opening (individual, monthly average)

					(Thousands of accounts)
FY01.3 1Q	2Q	3Q	4Q	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q
50	43	37	24	22	25	21	21	20	22	20	16

Secondary Market Share Data

											Market units: trillions of yen

Individual Equity Agency Transactions (monthly average)
	FY01.3 1Q	2Q	3Q	4Q	Full Year	FY02.3 1Q	2Q	3Q	4Q	Full Year	FY03.3 1Q	2Q	3Q	4Q	Full Year
Market	6.3	5.1	3.7	3.7	4.7	4.9	3.3	3.9	4.0	4.0	5.2	3.9	5.2	3.1	4.3
Nomura's share	25%	21%	19%	16%	21%	16%	16%	16%	13%	15%	20%	16%	17%	8%	16%

Off-floor/Off-exchanqe Equity Tradinq Share
	FY01.3 1Q	2Q	3Q	4Q	Full Year	FY02.3 1Q	2Q	3Q	4Q	Full Year	FY03.3 1Q	2Q	3Q	4Q	Full Year
Off-floor market	7.7	5.8	4.2	5.6	23.3	5.3	4.5	4.4	5.1	19.3	4.1	4.1	2.7	3.2	14.1
Off-exchange	10.6	11.7	6.8	9.9	39.1	8.2	8.2	8.3	7.7	32.4	9.6	8.7	8.7	6.3	33.2
Nomura's share	22%	24%	18%	19%	20%	19%	19%	18%	19%	19%	24%	18%	21%	15%	20%

JGB Auction Share
	FY01.3 1Q	2Q	3Q	4Q	Full Year	FY02.3 1Q	2Q	3Q	4Q	Full Year	FY03.3 1Q	2Q	3Q	4Q	Full Year
Market	14.1	8.5	12.5	12.4	47.6	13.8	13.4	14.6	14.3	56.1	16.8	18.2	15.7	17.3	68.1
Nomura's share	12%	14%	12%	14%	13%	12%	20%	13%	14%	15%	20%	18%	10%	12%	15%

Secondary Bond Trading
	FY01.3 1Q	2Q	3Q	4Q	Full Year	FY02.3 1Q	2Q	3Q	4Q	Full Year	FY03.3 1Q	2Q	3Q	4Q	Full Year
Market	217	195	226	248	885	271	221	227	247	966	296	299	261	273	1,129
Nomura's share	15%	16%	14%	14%	15%	15%	17%	14%	14%	15%	13%	16%	13%	14%	14%

Primary Market Share Data (Value Base)

Straight Bonds *
	FY02.3 01.4-6	01.4-9	01.4-12	01.4-02.3	FY03.3 02.4-6	02.4-9	02.4-12	02.4-03.3
Nomura's share	19%	19%	19%	21%	20%	22%	22%	23%

Euro-Yen Bonds **
	FY02.3 01.4-6	01.4-9	01.4-12	01.4-02.3	FY03.3 02.4-6	02.4-9	02.4-12	02.4-03.3
Nomura' share	27%	23%	22%	28%	35%	24%	20%	21%

Samurai Bonds **
	FY02.3 01.4-6	01.4-9	01.4-12	01.4-02.3	FY03.3 02.4-6	02.4-9	02.4-12	02.4-03.3
Nomura's share	30%	39%	36%	38%	4%	4%	10%	14%

Japanese IPO ***
	FY02.3 01.4-6	01.4-9	01.4-12	01.4-02.3	FY03.3 02.4-6	02.4-9	02.4-12	02.4-03.3
Nomura's share	7%	17%	37%	36%	89%	70%	50%	49%

Japanese PO ***
	FY02.3 01.4-6	01.4-9	01.4-12	01.4-02.3	FY03.3 02.4-6	02.4-9	02.4-12	02.4-03.3
Nomura's share	48%	40%	37%	34%	40%	42%	47%	44%

Sources:	* Thomson DealWatch, lead manager base

**    Thomson Financial Securities Data, bookrunner base

***  Nomura Securities

Assets Under Management (NAM / NCRAM )

NAM	(Trillions of yen)
	Mar. 00	Jun. 00	Sep. 00	Dec. 00	Mar. 01	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02	Sep. 02	Dec. 02	Mar. 03
Stock investment trusts	3.5	3.4	3.2	2.8	2.6	2.7	2.4	2.9	3.2	3.6	3.3	3.3	3.2
Bond investment trusts	10.7	13.2	11.7	12.3	13.3	14.5	12.9	10.9	10.4	9.2	8.3	7.8	7.3
Non-public investment trusts	0.1	0.1	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Investment advisory (domestic)	4.6	3.9	3.9	4.0	3.9	3.5	3.6	3.7	3.6	3.3	3.1	3.0	2.9
Investment advisory (overseas)	1.0	1.1	1.0	1.0	1.0	1.0	0.8	0.9	0.9	0.8	0.8	0.7	0.7

Total	19.9	21.7	20.0	20.3	21.0	21.9	19.8	18.6	18.2	17.1	15.6	15.1	14.2

NCRAM	(Billions of US$)
	Mar. 00	Jun. 00	Sep. 00	Dec. 00	Mar.01	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02	Sep. 02	Dec. 02	Mar. 03
Total	2.6	2.5	2.4	2.2	2.2	2.6	2.5	2.6	3.1	3.7	3.8	4.4	4.7

Value at Risk (Consolidated)

■ Definition	■ From Apr. 2002 to Mar. 2003

➢ 99% confidence level ➢ 1-day time horizon for out trading portfolio ➢ Inter-product price fluctuations considered	➢ Maximum: 3.4 billion yen ➢ Minimum: 1.7 billion yen ➢ Average: 2.54 billion yen
									(Billions of yen)
End of Month	Mar.00	Sep.00	Mar.01	Jun.01	Sep.01	Dec.01	Mar.02	Jun.02	Sep.02	Dec.02	Mar.03
Equity	1.7	2.6	3.0	2.5	2.0	2.8	2.0	1.8	1.3	1.3	1.5
Interest Rate	1.5	1.8	2.7	2.2	1.7	2.9	2.3	1.7	1.8	1.9	2.3
Foreign Exchange	0.1	0.1	0.3	0.2	0.3	0.2	0.2	0.4	0.4	0.3	0.2

Sub-total	3.3	4.5	6.0	4.9	4.0	6.0	4.5	3.8	3.5	3.5	4.0
Diversification Benefit	(1.0)	(1.4)	(2.0)	(1.7)	(1.2)	(1.9)	(1.2)	(1.2)	(1.2)	(1.1)	(0.9)
VaR	2.3	3.1	4.0	3.2	2.8	4.1	3.3	2.6	2.3	2.4	3.1

Number of Employees

	Mar. 00	Mar.01	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02	Sep. 02	Dec. 02	Mar. 03

Asia/Oceania	488	486	473	476	464	468	469	462	461	466

Americas	983	835	874	893	881	827	769	753	752	759

Europe	1,319	1,370	1,380	1,449	1,430	1,381	1,346	1,352	1,343	1,338

Japan (FA, SA)	2,173	2,195	2,260	2,192	2,130	2,177	2,110	2,072	2,033	1,986

Japan (excluding FA, SA)	9,860	9,507	10,011	9,846	9,735	9,697	10,069	9,969	9,868	9,599

Total	14,823	14,393	14,998	14,856	14,640	14,550	14,763	14,608	14,457	14,148